Exhibit 99.2

Star Parent L.P. Financial Statements
for the Period from February 8, 2019 to December 31, 2019

Independent Auditors’ Report
The Partners
Star Parent, L.P.:

We have audited the accompanying consolidated financial statements of Star Parent, L.P. and its subsidiaries, which comprise the consolidated balance sheet as of December 31, 2019, and the related consolidated statement of operations and comprehensive loss, partners’ capital, and cash flows for the period from February 8, 2019 to December 31, 2019, and the related notes to the consolidated financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Star Parent, L.P. and its subsidiaries as of December 31, 2019, and the results of their operations and their cash flows for the period from February 8, 2019 to December 31, 2019 in accordance with U.S. generally accepted accounting principles.
/s/ KPMG LLP

Short Hills, New Jersey
March 17, 2020

Star Parent, L.P. Consolidated Statement of Operations and Comprehensive Loss (Amounts in millions)
Period from February 8 to December 31, 2019 (1)
Revenue	$1,413.9
Operating expenses	448.5
Selling and administrative expenses	515.3
Depreciation and amortization	482.4
Restructuring charge	51.8
Operating costs	1,498.0
Operating loss	(84.1)
Interest income	2.4
Interest expense	(303.5)
Other expense - net	(154.8)
Non-operating expense - net	(455.9)
Loss before provision for income taxes and equity in net income of affiliates	(540.0)
Less: benefit for income taxes	(110.0)
Equity in net income of affiliates	4.2
Net loss	(425.8)
Less: net income attributable to the non-controlling interest	(6.5)
Less: Dividends allocated to preferred stock holders	(114.0)
Net loss attributable to Star Parent, L.P. Partners	$(546.3)
Other comprehensive loss, net of income taxes:
Net loss	(425.8)
Foreign currency translation adjustments, net of tax (2)	(9.9)
Defined benefit pension plans:
Prior service costs, net of tax (benefit) expense (3)	2.2
Net actuarial loss, net of tax benefit (4)	(18.0)
Derivative financial instrument, net of tax benefit (5)	(1.1)
Total other comprehensive loss, net of tax	(26.8)
Comprehensive loss, net of tax	(452.6)
Less: comprehensive income attributable to the non-controlling interest	(3.2)
Comprehensive loss attributable to Star Parent, L.P. Partners	$(455.8)

(1) See Note 1 "Basis of Presentation" for further discussion.
(2) Net of tax (benefit) expense of $1.8 million
(3) Net of tax (benefit) expense of $0.9 million
(4) Net of tax (benefit) expense of $(6.1) million
(5) Net of tax (benefit) expense of $(0.4) million

The accompanying notes are an integral part of the consolidated financial statements.

Star Parent. L.P. Consolidated Balance Sheet (Amounts in millions, except share data and per share data)
December 31, 2019
Assets
Current assets
Cash and cash equivalents	$98.6
Accounts receivable, net of allowance of $7.3 (Note 3 and Note 14)	269.3
Other receivables	10.0
Prepaid taxes	4.0
Other prepaids	31.4
Other current assets	4.6
Total current assets	417.9
Non-current assets
Property, plant and equipment, net of accumulated depreciation of $7.5 (Note 14)	29.4
Computer software, net of accumulated amortization of $52.9 (Note 14 and 15)	379.8
Goodwill (Note 14 and 15)	2,840.1
Deferred income tax (Note 8)	12.6
Other intangibles, net of accumulated amortization of $425.8 million (Note 14 and 15)	5,251.4
Deferred costs (Note 3)	47.0
Other non-current assets	134.6
Total non-current assets	8,694.9
Total assets	$9,112.8
Liabilities
Current liabilities
Accounts payable	$55.0
Accrued payroll	137.1
Short-term pension and postretirement benefits	0.8
Accrued income tax	8.4
Short-term debt (Note 5)	81.9
Other accrued and current liabilities (Note 14)	167.3
Make-whole derivative liability	172.4
Deferred revenue (Note 3)	467.5
Total current liabilities	1,090.4
Long-term pension and postretirement benefits (Note 9)	206.6
Long-term debt (Note 5)	3,818.9
Liabilities for unrecognized tax benefits	16.8
Deferred income tax (Note 8)	1,232.9
Other non-current liabilities (Note 14)	137.7
Total liabilities	6,503.3
Commitments and contingencies (Note 7 and 16)
Cumulative Preferred Series A Stock $0.001 par value per share, 1,050.000 shares authorized and issued at December 31, 2019; Liquidation Preference of $1,067.9 at December 31, 2019 (Note 19)	1,030.6
Partners' capital
Class A Units 216,782.21 issued and outstanding, $10,000 per unit	2,167.9
Class B Units 6,817.7428 issued and outstanding (Note 6)	—
Class C Units 34,113.1826 issued and outstanding (Note 6)	—
Capital deficit	(49.8)
Accumulated deficit	(573.5)
Accumulated other comprehensive loss	(23.5)
Total partners' capital	1,521.1
Non-controlling interest	57.8
Total partners’ capital	1,578.9
Total liabilities and partners' capital	$9,112.8

The accompanying notes are an integral part of the consolidated financial statements.

Star Parent, L.P. Consolidated Statement of Cash Flows (Amounts in millions)

Period from February 8 to December 31, 2019
Cash flows from operating activities:
Net loss	$(425.8)
Reconciliation of net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	482.4
Pension settlement payments	(105.9)
Impairment of assets	3.4
Equity-based compensation expense	11.6
Restructuring charge	51.8
Restructuring payments	(39.1)
Change in fair value of make-whole derivative liability	172.4
Changes in deferred income taxes	(137.6)
Changes in accrued income taxes	(1.8)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(15.2)
(Increase) decrease in other current assets	5.9
Increase (decrease) in deferred revenue	66.1
Increase (decrease) in accounts payable	(19.6)
Increase (decrease) in accrued liabilities	(89.7)
Increase (decrease) in other accrued and current liabilities	43.9
(Increase) decrease in other long-term assets	(38.3)
Increase (decrease) in long-term liabilities	(57.0)
Non cash foreign exchange impacts	15.1
Net, other non-cash adjustments	14.4
Net cash used in by operating activities	(63.0)
Cash flows from investing activities:
Payments for acquisitions of businesses, net of cash acquired	(6,078.0)
Cash settlements of foreign currency contracts	(7.9)
Capital expenditures	(12.5)
Additions to computer software and other intangibles	(56.4)
Net, other	0.2
Net cash used in investing activities	(6,154.6)
Cash flows from financing activities:
Proceeds from partner investors	2,148.4
Proceeds from preferred stock investors	1,028.4
Payments of dividends	(96.1)
Proceeds from issuance of New Senior Notes	1,450.0
Proceeds from borrowings on New Credit Facility	228.3
Proceeds from borrowings on New Term Loan Facility - net of issuance discount	2,479.4
Proceeds from borrowings on New Repatriation Bridge Loan	63.0
Retirement of Senior Notes	(625.1)
Payments of borrowings on New Credit Facility	(228.3)
Payment of debt issuance costs	(122.6)
Net, other	(3.6)
Net cash provided by financing activities	6,321.8
Effect of exchange rate changes on cash and cash equivalents	(5.6)
Increase in cash and cash equivalents	98.6
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	$98.6
Supplemental disclosure of cash flow information:
Cash paid for:
Income taxes, net of refunds	$29.3
Interest	$232.4

The accompanying notes are an integral part of the consolidated financial statements.

Star Parent, L.P. Consolidated Statement of Partners' Capital (Amounts in millions)
	Partners' Capital	Capital Surplus (Deficit)	Accumulated Deficit	Cumulative Translation Adjustment	Defined Benefit Postretirement Plans	Cash Flow Hedging Derivative	Total Partners’ Capital	Non-Controlling Interest	Total Capital
For the period from February 8, 2019 to December 31, 2019
Balance, February 8, 2019	$—	$56.3	$(141.2)	$—	$—	$—	$(84.8)	$—	$(84.8)
Net (loss) income	—	—	(432.3)	—	—	—	(432.3)	6.5	(425.8)
Privatization transaction
Class A units	2,067.9	(19.5)	—	—	—	—	2,048.4	—	2,048.4
Non-controlling interest	—	—	—	—	—	—	—	60.3	60.3
Accretion for preferred shares	—	(2.2)	—	—	—	—	(2.2)	—	(2.2)
Capital contribution	100.0	—	—	—	—	—	100.0	—	100.0
Equity-based plans	—	11.7	—	—	—	—	11.6	—	11.6
Preferred dividend (1)	—	(96.1)	—	—	—	—	(96.1)	—	(96.1)
Payment to non-controlling interest	—	—	—	—	—	—	—	(5.7)	(5.7)
Pension adjustments, net of tax benefit of $5.4	—	—	—	—	(15.8)	—	(15.8)	—	(15.8)
Change in cumulative translation adjustment, net of tax expense of $1.8	—	—	—	(6.6)	—	—	(6.6)	(3.3)	(9.9)
Derivative financial instruments, net of tax benefit of $0.4	—	—	—	—	—	(1.1)	(1.1)	—	(1.1)
Balance, December 31, 2019	$2,167.9	$(49.8)	$(573.5)	$(6.6)	$(15.8)	$(1.1)	$1,521.1	$57.8	$1,578.9

(1)
Related to the preferred stock dividends declared by Dun & Bradstreet Holdings, Inc. (formerly Star Intermediate I, Inc.) on May 31, 2019, July 30, 2019 and December 16, 2019 associated with its cumulative Series A Preferred Stock. The payments of $21.3 million, $10.7 million, $32.1 million and $32.0 million were made on June 19, 2019, June 28, 2019, September 27, 2019, and December 27, 2019, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

Star Parent, L.P.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts except per share amounts in millions)

Note 1 --	Description of Business and Summary of Significant Accounting Policies

Basis of Presentation The accompanying consolidated financial statements of Star Parent, L.P. and its subsidiaries (“Parent” or “we” or “us” or “our” or the “Company”) were prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period reported. As discussed throughout this Note 1, we base our estimates on historical experience, current conditions and various other factors that we believe to be reasonable under the circumstances. Significant items subject to such estimates and assumptions include: valuation allowances for receivables and deferred income tax assets; tax liabilities related to our undistributed foreign earnings associated with the Tax Cuts and Jobs Act (the “2017 Act”); liabilities for potential tax exposure and potential litigation claims and settlements; assets and obligations related to employee benefits; allocation of the purchase price in acquisition accounting; impairment assessment for goodwill and other intangible assets; long‑term asset recoverability and estimated useful life; stock‑based compensation; revenue deferrals; and restructuring charges. We review estimates and assumptions periodically and reflect the changes in the consolidated financial statements in the period in which we determine any changes to be necessary. Actual results could differ materially from those estimates under different assumptions or conditions.

The consolidated financial statements include our accounts, as well as those of our subsidiaries and investments in which we have a controlling interest. Investments in companies over which we have significant influence but not a controlling interest are recorded under the equity method of accounting. When events and circumstances warrant, equity investments accounted for under the equity method of accounting are evaluated for impairment. An impairment charge is recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other-than temporary. We elect to account for investments over which we do not have significant influence at cost adjusted for impairment or other changes resulting from observable market data. Market values associated with these investments are not readily available. Our cost investments were not material as of December 31, 2019.
The Take‑Private Transaction
On August 8, 2018, a consortium of investors formed a Delaware limited partnership, Parent and Star Merger Sub, Inc (“Merger Sub”), and subsequently formed subsidiaries including Dun & Bradstreet Holdings, Inc. (formerly known as Star Intermediate I, Inc), Star Intermediate II, LLC and Star Intermediate III, LLC. Also on August 8, 2018, The Dun & Bradstreet Corporation (“Dun & Bradstreet” or “D&B”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub. On February 8, 2019, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Dun & Bradstreet with Dun & Bradstreet continuing as the surviving corporation. The transaction is referred to as the “Take‑Private Transaction.” Parent and its subsidiaries, are collectively controlled by Bilcar, LLC (“Bilcar”), Thomas H. Lee Partners, L.P. (“THL”), Cannae Holdings, Inc. (“Cannae Holdings”), Black Knight, Inc. (“Black Knight”) and CC Capital Partners LLC (“CC Capital”), collectively the “Investor Consortium”.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

The diagram below depicts the legal entity structure after the consummation of the Take‑Private Transaction:

The completion of the Take‑Private Transaction resulted in the following:

•
Parent issued 206,787.3617 units of Class A units for $2,048.4 million, net of equity syndication fee of $19.5 million, which was contributed to Dun & Bradstreet Holdings, Inc. (formerly Star Intermediate I, Inc). In addition, Parent issued 6,817.7428 units of Class B and 32,987.0078 units of Class C profits interests. See Note 6 for further discussion.

•
Dun & Bradstreet Holdings, Inc. (formerly Star Intermediate I, Inc.) issued 1,000 shares of common stock to Parent at $0.01 par value per share and 1,050,000 shares of Series A Preferred Stock for $1,028.4 million, net of issuance discount of $21.6 million.

•
Merger Sub entered into a credit agreement for new senior secured credit facilities (the “New Senior Secured Credit Facilities”). The New Senior Secured Credit Facilities provide for (i) a seven year senior secured term loan facility in an aggregate principal amount of $2,530 million (the “New Term Loan Facility”), (ii) a five year senior secured revolving

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

credit facility in an aggregate principal amount of $400 million (the “New Revolving Facility”) and (iii) a 364‑day repatriation bridge facility in an aggregate amount of $63 million (the “New Repatriation Bridge Facility”). Also on February 8, 2019, Merger Sub issued $700 million in aggregate principal amount of 6.875% senior secured notes (the “New Senior Secured Notes”) and $750 million in aggregate principal amount of Senior Unsecured Notes due 2027 (the “New Senior Unsecured Notes”). See Note 5 for further discussion.

•
The Company used the proceeds from the issuances of common and preferred shares and the debt financing to (i) finance and consummate the Take‑Private Transaction and other transactions, including to fund nonqualified pension and deferred compensation plan obligations (ii) repay in full all outstanding indebtedness under Dun & Bradstreet’s then‑existing senior secured credit facilities, (iii) fund the redemption and discharge of all of Dun & Bradstreet’s then‑existing senior notes and (iv) pay related fees, costs, premiums and expenses in connection with these transactions.

•	Merger Sub merged with and into D&B with D&B continuing as the surviving corporation.

As a result of the Take‑Private Transaction on February 8, 2019, the merger was accounted for in accordance with ASC 805, “Business Combinations” and Parent was determined to be the accounting acquiror. The results of Dun & Bradstreet have been included in the accompanying consolidated financial statements since February 8, 2019. The accompanying financial statements reflect results from February 8, 2019 to December 31, 2019, which excludes certain transaction-related expenses as discussed later in Note 6, Note 12, and Note 16.
Intercompany transactions and balances have been eliminated in consolidation.
Since the Take‑Private Transaction, management has made changes to transform our business. As a result, during the fourth quarter of 2019, we changed the composition of our reportable segments, the classification of revenue by solution set and our measure of segment profit (from operating income to adjusted EBITDA) in the information that we provide to our chief operating decision makers (CODMs) to better align with how they assess performance and allocate resources. Latin America Worldwide Network, which was previously included in the Americas reportable segment, is currently included in the International segment. Accordingly, prior period results have been recast to conform to the current presentation of segments, revenue by solution, and the measure of segment profit. These changes do not impact our consolidated results.
Except as described below, the consolidated financial statements reflect results of the subsidiaries outside of North America on a 30-day lag in order to facilitate the timely reporting of the consolidated financial results and consolidated financial position. For the period from February 8 to December 31, 2019, the results of subsidiaries outside of North America are reflected for the period from February 8, 2019 to November 30, 2019.
We manage our business and report our financial results through the following two segments:

•	North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and

•
International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the United Kingdom/Ireland ("U.K."), Greater China, India and indirectly through our Worldwide Network Partners.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Significant Accounting Policies
Revenue Recognition.
Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services.
Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services by following a five-step process, (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price, and (5) recognized revenue when or as we satisfy a performance obligation.
We generate revenue from licensing our data and providing related data services to our customers. Our data is integrated into our hosted or on-premise software applications. Data is also delivered directly into customer third-party applications (or our on-premise applications) using our application programming interfaces (“API”) or as computer files. Some of our data and reports can be purchased through our websites individually or in packages.
Most of our revenue comes from customers we contract with directly. We also license data, trademarks and related technology and support services to our Worldwide Network partners for exclusive distribution of our products to customers in their territories. We also license our data to our alliance partners who use the data to enhance their own products or enable it to be seamlessly delivered to their customers.
Revenue is net of any sales or indirect taxes collected from customers, which are subsequently remitted to government authorities.
Performance Obligations and Revenue Recognition
All our customers license our data and/or software applications. The license term is generally a minimum of 12 months and non-cancelable. If the customer can benefit from the license only in conjunction with a related service, the license is not distinct and is combined with the other services as a single performance obligation.
We recognize revenue when (or as) we satisfy a performance obligation by transferring promised licenses and or services underlying the performance obligation to the customer. Some of our performance obligations are satisfied over time as the product is transferred to the customer. Performance obligations which are not satisfied over time are satisfied at a point in time.
Determining whether the products and services in a contract are distinct and identifying the performance obligations requires judgment. When we assess contracts with customers we determine if the data we promise to transfer to the customer is individually distinct or is combined with other licenses or services which together form a distinct product or service and a performance obligation. We also consider if we promise to transfer a specific quantity of data or provide unlimited access to data.
We determined that when customers can purchase a specified quantity of data based on their selection criteria and data layout, each data record is distinct and a performance obligation, satisfied on delivery. If we promise to update the initial data set at specified intervals, each update is a performance obligation, which we satisfy when the update data is delivered.
When we provide customers continuous access to the latest data using our API-based and online products, the customer can consume and benefit from this content daily as we provide access to the data. We determined that for this type of offering our overall promise is a service of daily access to data which represents a single performance obligation satisfied over time. We recognize revenue ratably for this type of performance obligation.
Customers can purchase unlimited access to data in many of our products for the non-cancelable contract term. These contracts are priced based on their anticipated usage volume of the product and we have the right to increase the transaction

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

price in the following contract year if usage in the current contract year exceeds certain prescribed limits. The limits are set at a level that the customer is unlikely to exceed so in general, we fully constrain any variable consideration until it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is resolved. For these contracts the performance obligation is satisfied over time as we provide continuous access to the data. We recognize revenue ratably over the contract term.
For products sold under our annual and monthly discount plans the customer receives a discount based on the amount they commit to spend annually, or the actual amount spent at the end of each monthly billing cycle. Each report or data packet purchased is a separate performance obligation which is satisfied when the report or data packet is delivered. The customer can also purchase a monitoring service on the report or data packet which is a performance obligation satisfied over time because the customer benefits from the service as we monitor the data and provide alerts when the data changes. We recognize revenue ratably over the monitoring period.
In some contracts, including annual discount plans, the customer commits to spend a fixed amount on the products. Breakage occurs if the customer does not exercise all their purchasing rights under the contract. We recognize breakage at the end of the contract when the likelihood of the customer exercising their remaining rights becomes remote.
Many of our contracts provide the customer an option to purchase additional products. If the option provides the customer a discount which is incremental to discounts typically given for those products, the contract provides the customer a material right that it would not receive without entering into the contract. An amount of the transaction price is allocated to the material right performance obligation and is recognized when the customer exercises the option or when the option expires.
We have long-term contracts with our Worldwide Network partners. These contracts are typically for an initial term of up to 10 years and automatically renew for further terms unless notice is given before the end of the initial or renewal term. We grant each Partner the exclusive right to sell our products in the countries that constitute their territory. We provide them access to data, use of our brand and technology and other services and support necessary for them to sell our products and services in their territory. We determined this arrangement is a series of distinct services and represents a single performance obligation satisfied over time. These contracts contain multiple streams of consideration, some of which are fixed and some are variable. These variable amounts are allocated to the specific service period during which the sales or usage occurred if the variable amount is commensurate with the benefit to the customer of the additional service and is consistent with our customary pricing practices. Otherwise the variable amount is accounted for as a change in the transaction price for the contract. We recognize revenue ratably for this performance obligation.
We license our data to our alliance partners. Most contracts specify the number of licensed records or data sets to be delivered. If the licenses are distinct, we satisfy them on delivery of the data. Contract consideration is often a sales or usage-based royalty, sometimes accompanied by a guaranteed minimum amount. Any fixed consideration is allocated to each performance obligation based on the standalone selling price of the data. We apply the variable consideration exception for license revenue in the form of royalties when the license is the sole or predominant item to which the royalty relates. Royalty revenue is recognized when the later of the following events have occurred: (1) the subsequent sale or usage occurs or (2) the performance obligation to which some or all the royalty has been allocated has been satisfied (or partially satisfied).
Contracts with Multiple Performance Obligations
Our contracts with customers often include promises to transfer multiple performance obligations. For these contracts we allocate the transaction price to each performance obligation in the contract on a relative standalone selling price basis. The standalone selling price is the price at which we would sell the promised service separately to a customer. We use the observable price based on prices in contracts with similar customers in similar circumstances.
We allocate variable consideration to a performance obligation or a distinct product if the terms of the variable payment relate specifically to our efforts to satisfy the performance obligation or transfer the distinct product and the allocation is

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

consistent with the allocation objective. If these conditions are not met or the transaction price changes for other reasons after contract inception, we allocate the change on the same basis as at contract inception.
Contract Combinations and Modifications
Many of our customers have multiple contracts for various products. Contracts entered into at or near the same time with the same customer are combined into a single contract when they are negotiated together with a single commercial objective or the contracts are related in other ways.
Contract modifications are accounted for as a separate contract if additional products are distinct and the transaction price increases by an amount that reflects the standalone selling prices of the additional products. Otherwise, we generally account for the modifications as if they were the termination of the existing contracts and creation of new contracts if the remaining products are distinct from the products transferred before the modification. The new transaction price is the unrecognized revenue from the existing contracts plus the new consideration. This amount is allocated to the remaining performance obligations based on the relative standalone selling prices.
Restructuring Charges. Restructuring charges have been recorded in accordance with Accounting Standards Codification (“ASC”) 712-10, “Nonretirement Postemployment Benefits,” or “ASC 712-10,” and/or ASC 420-10, “Exit or Disposal Cost Obligations,” or “ASC 420-10,” as appropriate.
Effective January 1, 2019, we adopted ASU No. 2016-02, "Leases (Topic 842)," and as a result, terminated contracts that meet the lease definition are no longer accounted for under ASC 420-10. Terminated lease obligations are accounted for in accordance with Topic 842. We reclassified liabilities associated with terminated lease obligations to long-term and short-term lease liabilities (see Note 18 for further discussion). Certain termination costs and obligations that do not meet the lease criteria continue to be accounted for in accordance with ASC 420-10.
We record severance costs provided under an ongoing benefit arrangement once they are both probable and estimable.
For one-time termination benefits, contract terminations and/or costs to terminate lease obligations less assumed sublease income we establish a liability for a cost associated with an exit or disposal activity, including severance and lease termination obligations, and other related costs, when the liability is incurred, rather than at the date that we commit to an exit plan. We reassess the expected cost to complete the exit or disposal activities at the end of each reporting period and adjust our remaining estimated liabilities, if necessary.
The determination of when we accrue for severance costs and which standard applies depends on whether the termination benefits are provided under an ongoing arrangement or under a one-time benefit arrangement. Inherent in the estimation of the costs related to the restructuring activities are assessments related to the most likely expected outcome of the significant actions to accomplish the exit activities. In determining the charges related to the restructuring activities, we have to make estimates related to the expenses associated with the restructuring activities. These estimates may vary significantly from actual costs depending, in part, upon factors that may be beyond our control. We will continue to review the status of our restructuring obligations on a quarterly basis and, if appropriate, record changes to these obligations in current operations based on management’s most current estimates.
Leases. At the inception of a contract, we assess whether the contract is, or contains, a lease. A contract contains a lease if it conveys to us the right to control the use of property, plant and equipment (an identified asset). We control the identified asset if we have a right to substantially all the economic benefits from use of the asset and the right to direct its use for a period of time.
Most of our leases expire over the next ten years, with the majority expiring within three years. Leases may include options to early terminate the lease or renew at the end of the initial term. Generally, these lease terms do not affect the term of the lease because we are not reasonably certain that we will exercise our option.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

We primarily use the incremental borrowing rate to determine the present value of the lease payments because the implicit rate is generally not available to a lessee. We determine the incremental borrowing rate using an applicable reference rate (LIBOR or LIBOR equivalent or local currency swap rates) considering both currency and lease term, combined with our estimated borrowing spread for secured borrowings.
We recognize operating lease expense on a straight-line basis over the term of the lease. Lease payments may be fixed or variable. Only lease payments that are fixed, in-substance fixed or depend on a rate or index are included in determining the lease liability. Variable lease payments include payments made to the lessor for taxes, insurance and maintenance of the leased asset and are recognized as operating expenses as incurred.
We apply certain practical expedients allowed by Topic 842. Lease payments for leases with an initial term of 12 months or less are not included in right of use assets or operating lease liabilities. Instead they are recognized as short term lease operating expense on a straight-line basis over the term. We have also elected not to separate lease and non-lease components for our office leases. We separate the lease components from the non-lease components using the relative standalone selling prices of each component for all our other leased asset classes. We estimate the standalone selling prices using observable prices, and if they are not available, we estimate the price. Non-lease components include maintenance and other services provided in the contract related to the leased asset. Non-lease components are recognized in accordance with other applicable accounting policies. See Note 18 to our consolidated financial statements.
Employee Benefit Plans. We provide various defined benefit plans to our employees as well as health care benefits to our retired employees. We use actuarial assumptions to calculate pension and benefit costs as well as pension assets and liabilities included in the consolidated financial statements. See Note 9 to our consolidated financial statements.
Legal Contingencies. We record a liability when management believes that it is both probable that a liability has been incurred and we can reasonably estimate the amount of the loss. For such matters where management believes a liability is not probable but is reasonably possible, a liability is not recorded; instead, an estimate of loss or range of loss, if material individually or in the aggregate, is disclosed if reasonably estimable, or a statement will be made that an estimate of loss cannot be made. As additional information becomes available, we adjust our assessment and estimates of such liabilities accordingly.
Cash and Cash Equivalents. We consider all investments purchased with an initial term from the date of purchase by the Company to maturity of three months or less to be cash equivalents. These instruments are stated at cost, which approximates fair value because of the short maturity of the instruments.
Accounts Receivable - Trade and Contract Assets. We classify the right to consideration in exchange for products or services transferred to a client as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional. Receivables include amounts billed and currently due from customers.
A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets include unbilled amounts typically resulting from sale of long-term contracts when the revenue exceeds the amount billed to the customer, and the right to payment is not subject to the passage of time. Amounts may not exceed their net realizable value.
An allowance for contract assets, if needed, and uncollectible trade receivables is estimated based on a combination of write-off history, aging analysis and any specific, known troubled accounts.
Property, Plant and Equipment. Property, plant and equipment are stated at cost less accumulated depreciation, except for property, plant and equipment that have been impaired for which the carrying amount is reduced to the estimated fair value at the impairment date. Property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Buildings are depreciated over a period of 40 years. Equipment, including furniture, is depreciated over a period of three to ten years. Leasehold improvements are amortized on a straight-line basis over the shorter of the term of the lease or the estimated useful life of the improvement. Property, plant and equipment depreciation and amortization expense for the period from February 8, 2019 to December 31, 2019 was $8.2 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Computer Software. We develop various computer software applications for internal use including systems which support our databases and common business services and processes (back-end systems), our financial and administrative systems (back-office systems) and systems which we use to deliver our information solutions to customers (customer-facing systems).
We expense costs as incurred during the preliminary development stage which includes conceptual formulation and review of alternatives. Once that stage is complete, we begin the application development stage which includes design, coding and testing. Direct internal and external costs incurred during this stage are capitalized. Capitalization of costs ceases when the software is ready for its intended use and all substantial testing is completed. Upgrades and enhancements which provide added functionality are accounted for in the same manner. Maintenance costs incurred solely to extend the life of the software are expensed as incurred. Capitalized costs for internal-use software in the normal course of business are amortized over the estimated lives which range from three to eight years.
We periodically reassess the estimated useful lives of our computer software considering our overall technology strategy, the effects of obsolescence, technology, competition and other economic factors on the useful life of these assets.
Internal-use software is tested for impairment along with other long-lived assets (See Impairment of Long-Lived Assets).
The computer software amortization expense for the period from February 8, 2019 to December 31, 2019 was $48.4 million.
Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase consideration over the fair value of assets and liabilities of businesses acquired. Goodwill is not subject to regular periodic amortization. Instead, the carrying amount of goodwill is tested for impairment at least annually at December 31, and between annual tests if events or circumstances warrant such a test.
We assess recoverability of goodwill at the reporting unit level. A reporting unit is an operating segment or a component of an operating segment which is a business and for which discrete financial information is available and reviewed by a segment manager. At December 31, 2019, our reporting units are Finance & Risk and Sales & Marketing within the North America segment, and United Kingdom, Greater China, India and Worldwide Networks within the International segment.
We record goodwill impairment charges if a reporting unit’s carrying value exceeds its fair value. The impairment charge is also limited to the amount of goodwill allocated to the reporting unit. An impairment charge, if any, is recorded as an operating expense in the period that the impairment is identified.
For the purpose of the goodwill impairment test, we first assess qualitative factors to determine whether it is more likely than not that the fair value of reporting unit is less than its carrying amount. If an initial qualitative assessment identifies that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, an additional quantitative evaluation is performed. Alternatively, we may elect to proceed directly to the quantitative goodwill impairment test.
For the qualitative goodwill impairment test, we analyze actual and projected reporting unit growth trends for revenue and profits, as well as historical performance. We also assess critical factors that may have an impact to the reporting units, including macroeconomic conditions, market-related exposures, regulatory environment, cost factors, changes in the carrying amount of net assets, any plans to dispose of all or part of the reporting unit, and other reporting-unit specific factors such as changes in key personnel, strategy, customers or competition.
For the quantitative goodwill impairment test, we determine the fair value of our reporting units based on the market approach and also in certain instances using the income approach to further validate our results. Under the market approach, we estimate the fair value based on comparable company market multiples of current year Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for each individual reporting unit. We use judgment in identifying the relevant comparable company market multiples (e.g., recent divestitures/acquisitions, facts and circumstances surrounding the market, dominance, growth rate, etc.). For the income approach, we use the discounted cash flow method (“DCF”) to estimate the fair

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

value of a reporting unit. The projected cash flows are based on management’s most recent view of the long-term outlook for the reporting unit. Factors specific to each reporting unit could include revenue growth, profit margins, terminal value, capital expenditures projections, assumed tax rates, discount rates and other assumptions deemed reasonable by management.
For 2019, we performed the qualitative test for each of our reporting units and the results of our tests indicated that it was not more likely than not that the goodwill in any reporting unit was impaired.
Indefinite-lived intangibles, other than goodwill, are also assessed annually for impairment at December 31, or, under certain circumstances which indicate there may be an impairment. An impairment loss is recognized if the carrying value exceeds the fair value. The estimated fair value is determined by utilizing the expected present value of the future cash flows of the assets. We perform both qualitative and quantitative impairment tests to compare the fair value of the indefinite-lived intangible asset with its carrying value. We perform a qualitative impairment test based on macroeconomic and market conditions, industry considerations, overall performance and other relevant factors. We perform a quantitative impairment test primarily using an income approach based on projected cash flows.
No impairment charges were recognized related to goodwill and indefinite-lived intangible assets for the period from February 8, 2019 to December 31, 2019.
Other intangibles, which primarily include customer relationships, database and technology related assets resulting from the Take-Private Transaction and acquisitions, are being amortized over one to 17 years based on their estimated useful life. The customer relationship and database intangible assets are amortized using an accelerated method. Other intangible assets are amortized using a straight-line method. Intangible assets with definite lives are tested for recoverability along with other long-lived assets, whenever events or circumstances indicate the carrying value may not be recoverable. See “Impairment of Long-Lived Assets” below.
Other intangibles amortization expense for the period from February 8, 2019 to December 31, 2019was $425.7 million.
Impairment of Long-Lived Assets. Long-lived assets, including property, plant and equipment, internal-use software and other intangible assets held for use, are tested for impairment when events or circumstances indicate the carrying amount of the asset group that includes these assets is not recoverable. An asset group is the lowest level for which its cash flows are independent of the cash flows of other asset groups. The carrying value of an asset group is considered unrecoverable if the carrying value exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset group. The impairment loss is measured by the difference between the carrying value of the asset group and its fair value. We generally estimate the fair value of an asset group using an income approach or quoted market price, whichever is applicable.
Income Taxes and Tax Contingencies. We are subject to income taxes in the U.S. and many foreign jurisdictions. In determining our consolidated provision for income taxes for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the determination of the recoverability of certain deferred tax assets and the calculation of certain tax liabilities, which arise from temporary differences between the tax and financial statement recognition of revenue and expense and net operating losses.
In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence, including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions, including the amount of future pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.
We currently have recorded valuation allowances that we will maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

the appropriate jurisdiction. Any reduction in future taxable income may require that we record an additional valuation allowance against our deferred tax assets. An increase in a valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings. Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management records the effect of a tax rate or law change on our deferred tax assets and liabilities in the period of enactment. Future tax rate or law changes could have a material effect on our financial condition, results of operations or cash flows.
We have made an accounting policy election to provide for tax expense related to the Global Intangible Low-Taxed Income (“GILTI”) in the period when the tax is incurred. See Note 8 to our consolidated financial statements.
Foreign Currency Translation. For all operations outside the U.S. where the local currency is the functional currency, assets and liabilities are translated using the end-of-year exchange rates, and revenues and expenses are translated using monthly average exchange rates. For those countries where the local currency is the functional currency, translation adjustments are accumulated in a separate component of shareholders’ equity. Foreign currency transaction gains and losses are recognized in earnings in the consolidated statement of operations and comprehensive income. We recorded foreign currency transaction losses of $15.8 million for the period from February 8, 2019 to December 31, 2019.
Stock-Based Compensation. The stock-based compensation expense is recognized over the award’s vesting period. The compensation expense of our current stock-based compensation programs is calculated by estimating the fair value of each profits interest unit on the date of grant. We determine the grant date fair value using the Black Scholes valuation model. We do not have a history of market prices for our common stock. Thus, estimating grant date fair value requires us to make assumptions including stock price, expected time to liquidity, expected volatility and discount for lack of marketability, etc. The fair value of the underlying shares was determined contemporaneously with the grants.
For our 2019 grants, we determined stock price per unit equal to the closing price of our Class A equity unit price on February 8, 2019, also the closing date of the Take-Private Transaction. Approximately 94% of the units issued in 2019 were granted in March 2019 and the rest were granted by June 2019. As these grants were shortly after the Take-Private Transaction, and there were no indications that the value of the Company changed, we believe the Take-Private Transaction date price approximates the fair value of the Company on each of the grant dates.
For the expected time to liquidity assumption, management estimated, on the valuation date, the earliest expected change of control or liquidity event was approximately three and half years. The estimate was based on available facts and circumstances on the valuation date, such as Company performance and outlook, investors’ strategy and need for liquidity, market conditions, and financing needs of the Company, among other things.
For the expected volatility assumption, we utilized the observable data of a group of similar public companies (“peer group”) to develop our volatility assumption. The expected volatility of our stock was determined based on the range of the measure of the implied volatility and the historical volatility for our peer group of companies, re-levered to reflect our capital structure and debt, for a period which is commensurate with the expected holding period of the units. Based on this analysis, our weighted average volatility rate was 43.9% for the 2019 grants.
Since our stock is not traded publicly, to quantify the appropriate illiquidity or lack of marketability discount inherent in the profits interest units, the protective put method is used. The lack of marketability discount is estimated as the value (or cost) of an at-the-money put option with the same expected holding period as the profits interest units, divided by the stock value. In effect, by purchasing an at-the-money put option, the buyer guarantees a price that is at least equal to the stock price, thus creating liquidity. The put option model results in discounts that correlate positively with both volatility and holding period: the longer the expected time until a liquidity event and the more volatile the equity of a company, the higher the discount. Conversely, as the time horizon to a liquidity event decreases, the discount for lack of marketability declines.
We recognize forfeitures and the corresponding reductions in expense as they occur.
Our stock-based compensation programs are described more fully in Note 6 to our consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Financial Instruments. From time to time, we use financial instruments, including foreign exchange forward contracts, foreign exchange option contracts and interest rate derivatives, to manage our exposure to movements in foreign exchange rates and interest rates. The use of these financial instruments modifies our exposure to these risks in order to minimize the potential negative impact and/or to reduce the volatility that these risks may have on our financial results.
We may use foreign exchange forward and foreign exchange option contracts to hedge certain non-functional currency denominated intercompany and third-party transactions. In addition, foreign exchange forward and foreign exchange option contracts may be used to hedge certain of our foreign net investments. From time to time, we may also use interest rate swap contracts to hedge our long-term fixed-rate debt and/or our short-term variable-rate debt.
We recognize all such financial instruments on the balance sheet at their fair values, as either assets or liabilities, with an offset to earnings or other comprehensive earnings, depending on whether the derivative is designated as part of an effective hedge transaction and, if it is, the type of hedge transaction. If a derivative instrument meets hedge accounting criteria, it is designated as one of the following on the date it is entered into:
Cash Flow Hedge - A hedge of the exposure to variability in the cash flows of a recognized asset, liability or a forecasted transaction. For qualifying cash flow hedges, the changes in fair value of hedging instruments are reported as Other Comprehensive Loss (“OCI”) and are reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.
Fair Value Hedge - A hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment. For qualifying fair value hedges, the change in fair value of the hedged item attributable to the hedged risk and the change in the fair value of the hedge instrument is recognized in earnings and presented in the same income statement line item.
We formally document all relationships between hedging instruments and hedged items for a derivative to qualify as a hedge at inception and throughout the hedged period, and we have documented policies for managing our exposures. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged. The hedge accounting effectiveness is monitored on an ongoing basis, and if considered ineffective, we discontinue hedge accounting prospectively. See Note 10 to our consolidated financial statements.
Fair Value Measurements. We account for certain assets and liabilities at fair value, including purchase accounting applied to assets and liabilities acquired in a business combination and long‑lived assets that are written down to fair value when they are impaired. Upon the completion of an acquisition, we identify the acquired assets and liabilities, including intangible assets and estimate their fair values. We define fair value as the exchange price that would be received for an asset or paid to transfer a liability (in either case an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The inputs used to measure fair value are prioritized based on a three-level hierarchy. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

Level Input	Input Definition
Level I	Observable inputs utilizing quoted prices (unadjusted) for identical assets or liabilities in active markets at the measurement date.

Level II	Inputs other than quoted prices included in Level I that are either directly or indirectly observable for the asset or liability through corroboration with market data at the measurement date.

Level III
Unobservable inputs for the asset or liability in which little or no market data exists, therefore requiring management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. The determination of fair value often involves judgments about assumptions such as determining an appropriate discount rate that factors in both risk and liquidity premiums, identifying the similarities and differences in market transactions, weighting those differences accordingly and then making the appropriate adjustments to those market transactions to reflect the risks specific to our asset and liabilities being valued. Fair value measurements also require us to project our future cash flows based on our business plans and outlook which can be significantly impacted by our future growth opportunities, general market and geographic sentiment. Accordingly, the estimates presented herein may not necessarily be indicative of amounts we could realize in a current market sale.

Note 2 --	Recent Accounting Pronouncements
We consider the applicability and impact of all Accounting Standards Updates (“ASUs”) and applicable authoritative guidance. The ASUs not yet effective were assessed to be either not applicable or are expected to have an immaterial impact on our consolidated financial position, results of operations and/or cash flows.
Recently Adopted Accounting Pronouncements
In June 2018, the FASB issued ASU No. 2018-07, "Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting." The standard expands the scope of Topic 718 to include share-based transactions for acquiring goods and services from nonemployees. The adoption of this authoritative guidance effective January 1, 2019 did not have a material impact on our consolidated financial statements.
In February 2016, the FASB issued ASU No. 2016‑02, “Leases (Topic 842).” ASU No. 2016‑02 and its related amendments (the new lease standard or Topic 842) requires lessees to recognize all operating leases as right of use assets and lease liabilities on their balance sheet. The lease liability is initially measured at the present value of unpaid lease payments payable over the lease term including renewal periods that the lessee is reasonably certain to renew. The right of use asset is initially equal to the lease liability adjusted for any lease payments paid at or before the lease commencement date or lease incentives received and deferred rent liability. The standard also requires additional disclosures about the amount, timing and uncertainty of cash flows from leases.
On January 1, 2019, we adopted the new lease standard. The adoption of the new lease standard did not have a material effect on our consolidated financial statements as we were formed in 2018 and had no leases as of January 1, 2019.

Note 3 -- Revenue
The total amount of the transaction price for our revenue contracts allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of December 31, 2019 is as follows:

	2020	2021	2022	2023	2024	Thereafter	Total
Future revenue	$1,095.4	$435.2	$207.6	$86.2	$45.5	$226.9	$2,096.8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

The table of future revenue does not include any amount of variable consideration that is a sales or usage-based royalty in exchange for distinct data licenses or that is allocated to a distinct service period within a single performance obligation that is a series of distinct service periods.
Contract Balances

	At December 31, 2019	At February 8, 2019
Accounts receivable, net	$269.3	$266.1
Short-term contract assets	$1.0	$0.3
Long-term contract assets	$2.8	$3.5
Short-term deferred revenue	$467.5	$397.8
Long-term deferred revenue	$7.8	$5.9
The increase in deferred revenue of $71.6 million from February 8, 2019 to December 31, 2019 was primarily due to cash payments received or due in advance of satisfying our performance obligations, largely offset by approximately $299.5 million of revenue recognized that was included in the deferred revenue balance at February 8, 2019. The change in short-term and long-term contract assets was not significant.
Assets Recognized for the Costs to Obtain a Contract
Dun & Bradstreet has annual incentive plans under which we pay commissions to our sales people for initial and renewal contracts with customers. These commissions are incremental costs of obtaining these contracts and when recoverable are capitalizable as commission assets. We capitalize the commissions paid on new business which we expect to renew when the amount paid is proportionately higher than the amount paid on renewals. Commission assets are amortized on a straight-line basis over the period of benefit which is estimated at 2 to 7 years. We elected to use the practical expedient to expense commissions paid on renewals because the expected period of benefit is 12 months or less.
At December 31, 2019, commission assets, net of accumulated amortization included in Deferred Costs were $47.0 million. Amortization of commission assets for the period from February 8, 2019 to December 31, 2019 was $4.7 million.

Note 4 -- Restructuring Charge
We incurred restructuring charges (which generally consist of employee severance and termination costs, contract terminations and/or, prior to 2019, costs to terminate lease obligations less assumed sublease income). These charges were incurred as a result of eliminating, consolidating, standardizing and/or automating our business functions.
Terminated lease obligations are accounted for in accordance with Topic 842. We classify liabilities associated with terminated lease obligations as long‑term and short‑term lease liabilities (see Note 18 for further discussion). Certain termination costs and obligations that do not meet the lease criteria continue to be accounted for in accordance with ASC 420‑10.
We recorded a restructuring charge of $51.8 million for the period from February 8, 2019 to December 31, 2019. The charge consists of:

•
Severance costs of $36.6 million in accordance with the provisions of ASC 712-10. Approximately 540 employees were impacted and exited the Company by the end of 2019. The cash payments for these employees will be substantially completed by the end of the first quarter of 2020; and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

•	Contract termination, costs related to restructured leases accounted for under Topic 842 and other exit costs, including those to consolidate or close facilities of $15.2 million.

The following tables set forth the restructuring reserves and utilization for the period from February 8, 2019 to December 31, 2019:

	Severance and Termination	Contract Termination, and Other Exit Costs	Total
Impact of purchase accounting as of February 8, 2019	$3.2	$—	$3.2
Charge taken during 2019	36.6	12.2	48.8
Payments and other adjustments made during 2019	(33.5)	(7.4)	(40.9)
Balance remaining as of December 31, 2019	$6.3	$4.8	$11.1
Note 5 -- Notes Payable and Indebtedness

In connection with the Take-Private Transaction on February 8, 2019, the Company entered into a credit agreement governing its new senior secured credit facilities (the “New Senior Secured Credit Facilities”). The New Senior Secured Credit Facilities provide for (i) a seven year senior secured term loan facility in an aggregate principal amount of $2,530 million (the “New Term Loan Facility”), (ii) a five year senior secured revolving credit facility in an aggregate principal amount of $400 million (the “New Revolving Facility”) and (iii) a 364-day repatriation bridge facility in an aggregate amount of $63 million (the "New Repatriation Bridge Facility"). The closing of the New Senior Secured Credit facility was conditional on the redemption of the Predecessor debt. Also on February 8, 2019, Merger Sub, which was merged into Dun & Bradstreet upon the closing of the Take-Private Transaction, issued $700 million in aggregate principal amount of 6.875% senior secured notes due 2026 (the "New Senior Secured Notes") and $750 million in aggregate principal amount of 10.250% senior unsecured notes due 2027 (the "New Senior Unsecured Notes"). Together with the equity contributions from the investors, the proceeds from these financing transactions were used to (i) finance and consummate the Take-Private Transaction and other transactions, including to fund nonqualified pension and deferred compensation plan obligations (ii) repay in full all outstanding indebtedness under the Company's then-existing senior secured credit facilities, (iii) fund the redemption and discharge of all of the Company’s then-existing senior notes and (iv) pay related fees, costs, premiums and expenses in connection with these transactions.

Our borrowings are summarized in the following table:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

		December 31, 2019
	Maturity	Principal Amount	Debt Issuance Costs and Discount*	Carrying Value
Debt Maturing Within One Year:
New Repatriation Bridge Facility (1)	February 7, 2020	$63.0	$0.1	$62.9
New Term Loan Facility (1)		19.0	—	19.0
Total short-term debt		$82.0	$0.1	$81.9

Debt Maturing After One Year:
New Term Loan Facility (1)	February 8, 2026	$2,511.0	$98.3	$2,412.7
New Revolving Facility (1) (2)	February 8, 2024	—	—	—
6.875% New Senior Secured Notes (1)	August 15, 2026	700.0	15.8	684.2
10.250% New Senior Unsecured Notes (1)	February 15, 2027	750.0	28.0	722.0
Total long-term debt		$3,961.0	$142.1	$3,818.9
Total debt		$4,043.0	$142.2	$3,900.8
*Represents unamortized portion of debt issuance costs and discounts.
(1) The New Senior Secured Credit Facilities and Successor notes contain certain covenants that limit our ability to incur additional indebtedness and guarantee indebtedness, create liens, engage in mergers or acquisitions, sell, transfer or otherwise dispose of assets, pay dividends and distributions or repurchase capital stock, prepay certain indebtedness and make investments, loans and advances. We were in compliance with these non-financial covenants at December 31, 2019.
(2) The New Revolving Facility contains a springing financial covenant requiring compliance with a maximum ratio of first lien net indebtedness to consolidated EBITDA of 6.75:1.00. The financial covenant applies only if the aggregate principal amount of borrowings under the New Revolving Facility and certain outstanding letters of credit exceed 35% of the total amount of commitments under the New Revolving Facility on the last day of any fiscal quarter, commencing June 30, 2019. The financial covenant did not apply at December 31, 2019.

New Senior Secured Credit Facilities

Borrowings under the New Senior Secured Credit Facilities bear interest at a rate per annum equal to an applicable margin over a LIBOR rate, subject to interest rate floors, and are secured by substantially of the Company’s assets.
Other details of the New Senior Secured Credit Facilities:
•As required by the credit agreement, beginning June 30, 2020, the principal amount of the New Term Loan Facility will begin to be paid down in equal quarterly installments in an aggregate annual amount equal to 1.00% of the original principal amount, with the balance being payable on February 8, 2026. Debt issuance costs of $62.1 million and discount of $50.6 million were recorded as a reduction of the carrying amount of the New Term Loan Facility and are being amortized over the term of the facility. The margin to LIBOR is 500 basis points. The interest rate associated with the New Term Loan Facility at December 31, 2019 was 6.792%. On February 10, 2020, an amendment was made to the existing credit agreement, specifically related to the New Term Loan Facility, which reduced the margin to LIBOR to 400 basis points. The maturity date for the New Term Loan Facility remains February 8, 2026 and no changes were made to the financial covenants or scheduled amortization.
•The New Revolving Facility provides for up to $400 million of revolving extensions of credit outstanding at any time until maturity on February 8, 2024. Debt issuance costs of $9.6 million were included in "Other Non-Current

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Assets" on the consolidated balance sheet and will be amortized over the term of the New Revolving Facility. The margin to LIBOR is 350 basis points.
•The New Repatriation Bridge Facility has a principal balance of $63 million and matured on February 7, 2020. Debt issuance costs of $1.5 million were recorded as a reduction of the carrying amount of the New Repatriation Bridge Facility and will be amortized over the term of the New Repatriation Bridge Facility. The margin to LIBOR is 350 basis points. The interest rate associated with the Repatriation Bridge Facility at December 31, 2019 was 5.292%. The outstanding balance of the New Repatriation Bridge Facility was fully repaid in February 2020.
New Senior Notes

Debt issuance costs of $17.9 million and $31.6 million related to the 6.875% New Senior Secured Notes and the 10.250% New Senior Unsecured Notes, respectively, were recorded as a reduction of the carrying amount of the notes and will be amortized over the respective contractual term of the notes.
The scheduled maturities and interest payments for our total debt outstanding as of December 31, 2019, reflecting the interest rate amendment above, are as follows:

	2020	2021	2022	2023	2024	Thereafter	Total
Principal	$82.0	$25.3	$25.3	$25.3	$25.3	$3,859.8	$4,043.0
Interest	273.6	269.2	267.7	266.2	264.8	441.3	1,782.8
Total Debt	$355.6	$294.5	$293.0	$291.5	$290.1	$4,301.1	$5,825.8

Retired Debt
In connection with the Take-Private Transaction, we repaid in full all outstanding indebtedness under Dun & Bradstreet’s previously existing Term Loan Facility and Revolving Credit Facility and funded the redemption and discharge of the previously senior notes, inclusive of a make-whole payment of $25.1 million, which was considered in our determination of the acquisition date fair value of the prior senior notes as part of purchase accounting. The transactions were accounted for as a debt extinguishment in accordance with ASC 470-50, “Debt - Modifications and Extinguishments.”
A short-term obligation that will be refinanced with successive short-term obligations may be classified as non-current as long as the cumulative period covered by the financing agreement is uninterrupted and extends beyond one year. Accordingly, the outstanding balances associated with the revolving credit facility were classified as “Long-Term Debt” as of December 31.
Other
We were contingently liable under open standby letters of credit and bank guarantees issued by our banks in favor of third parties totaling $1.0 million at December 31, 2019.
Interest paid for all outstanding debt totaled $232.4 million during the period from February 8, 2019 to December 31, 2019.
Note 6 -- Stock Based Compensation
Subsequent to the closing of the transaction, the Star Parent, L.P.'s long-term incentive plans are authorized to issue up to 19,629.25045 Class C incentive units ("profits interest") or phantom units to eligible key employees, directors and consultants of Dun & Bradstreet. At December 31, 2019, 18,443.42000 incentive units and 249.10000 phantom units were issued and outstanding. As of December 31, 2019, a total of 936.73045 units were available for future grant under the long-term incentive plans. These units vest ratably over a three-year period and once vested are not subject to expiration. The terms of these units provide the opportunity for the grantees to participate in the future value of Dun & Bradstreet in excess of its grant date fair

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

value, but only to the extent that the required payments to the other classes of units have been met. Compensation expense is recognized ratably over the three-year vesting period. In addition, we only recognize forfeitures and the corresponding reductions in expense as they occur. We recognized stock-based compensation expense of $11.7 million for the period from February 8, 2019 to December 31, 2019.
In addition, the Company issued 6,817.74280 Class B units and 15,867.80780 Class C units to certain investors, which vested immediately. We recognized an expense related to these incentive units prior to February 8, 2019.
The following table sets forth the profits interest units granted upon and subsequent to the Take-Private Transaction during the period from February 8 to December 31, 2019:

Units Granted During Calendar Quarter Ended	Number of Units Granted	Weighted Average Exercise Price	Weighted Average Fair Value of Underlying Share	Weighted Average Fair Value Per Unit
March 31, 2019	32,987.0078	$10,329.70	$10,000.00	$2,449.59
June 30, 2019	1,726.5100	$10,329.70	$10,000.00	$2,366.59
September 30, 2019	74.7300	$10,329.70	$10,000.00	$2,198.20
December 31, 2019	198.0500	$10,329.70	$10,000.00	$2,140.61
Total	34,986.2978			$2,443.21
The fair value of the underlying shares was determined contemporaneously with the grants.

We determined that the incentive units are equity-classified awards and the compensation expense for these units is calculated by estimating the fair value of each unit at the date of grant. The fair value of each incentive unit was calculated on the date of grant using the Black-Scholes option valuation model. The Company’s stock is not currently publicly traded. We do not have a history of market prices for our common stock. Thus, estimating grant date fair value requires us to make assumptions including stock price, expected time to liquidity, expected volatility and discount for lack of marketability, etc. The weighted average assumptions used to estimate fair value for grants made under the equity-based award program are summarized as follows:

	Class B Units	Class C Units
Expected stock price volatility	43.9%	43.9%
Risk-free interest rate	2.43%	2.40%
Time to liquidity (in years)	3.5	3.4
Expected dividend yield	—	—
Fair Value of units	$3,480	$3,332
Discount for lack of marketability	27%	28%
Adjusted fair value of units	$2,540	$2,443
We have determined that the phantom units are liability-classified awards and the initial compensation expense is calculated based on the same grant date fair value applied to the incentive units. In future periods, we will reassess the fair value of the phantom units and adjust expense accordingly. The amount associated with these phantom grants was immaterial at December 31, 2019.
As of December 31, 2019, the total unrecognized compensation cost related to the unvested profits interest is $33.6 million, which is expected to be recognized over a weighted average period of approximately 2.2 years.
Note 7 -- Contingencies
Other than when specifically stated below to the contrary, we believe our estimate of the aggregate range of reasonably possible losses, in excess of established reserves was not material at December 31, 2019. In addition, from time to time, we

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

may be involved in additional matters, which could become material and for which we may also establish reserve amounts, as discussed below.
Ellis v. Dun and Bradstreet, U.S. District Court for the Central District of California
On December 6, 2018, Dun & Bradstreet was served with a complaint, captioned Dr. Jonathan C. Ellis v. Dun and Bradstreet, Inc. (the “Complaint”). The Complaint alleges that in or about April 2018, the Dun & Bradstreet report on Doheny Endosurgical Center, which is owned by the plaintiff, was updated to incorrectly include a reference to a Dr. Jonathon Ellis, who was charged with criminal activity relating to a minor. The Complaint contains two causes of action, libel per se and false light invasion of privacy, and seeks compensatory and punitive damages. Dun & Bradstreet filed its Answer to the Complaint on January 17, 2019, and a motion to strike the complaint under California’s anti-SLAPP statute, Cal. Civ. Proc. Code § 425.16 on February 27, 2019. After the parties conducted discovery limited to the issues raised by the motion and finalized briefing on the motion, the Court held a hearing on October 2, 2019, ordered the parties to provide supplemental briefing, and on November 20, 2019, entered an order denying the anti-SLAPP motion. Dun & Bradstreet filed a notice of interlocutory appeal of the decision on December 4, 2019, and the opening appeal brief is presently due on April 6, 2020. In accordance with ASC 450 Contingencies and based on settlement discussions, a reserve has been accrued by the Company for this matter in the consolidated financial statements. The amount of such reserve is not material to the Company’s financial statements. Because of the pending appeal and because the parties have engaged in only limited discovery on discrete issues, we do not have sufficient information upon which to determine that any additional loss in connection with this matter is probable, reasonably possible or estimable.
Other Matters
In addition, in the normal course of business, and including without limitation, our merger and acquisition activities, strategic relationships and financing transactions, the Company indemnifies other parties, including customers, lessors and parties to other transactions with the Company, with respect to certain matters. We have agreed to hold the other parties harmless against losses arising from a breach of representations or covenants, or arising out of other claims made against certain parties. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. The Company has also entered into indemnity obligations with its officers and directors.
Additionally, in certain circumstances, the Company issues guarantee letters on behalf of our wholly-owned subsidiaries for specific situations. It is not possible to determine the maximum potential amount of future payments under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. Historically, payments made by Dun & Bradstreet under these agreements have not had a material impact on the consolidated financial statements.

Note 8 -- Income Taxes

We are subject to various provisions of the Tax Act including computations related to Global Intangible Low Taxes Income (“GILTI”), Foreign Derived Intangible Income (“FDII”), Base Erosion and AntiAbuse Tax (“BEAT”) and IRC Section 163(j) interest limitation (Interest Limitation). We have made an accounting policy election to provide for tax expense related to the GILTI in the period when the tax is incurred.
Loss before provision for income taxes consisted of:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Period from February 8 to December 31, 2019
U.S.	$(675.6)
Non-U.S	135.6
Loss before provision for income taxes and equity in net income of affiliates	$(540.0)

Period from February 8 to December 31, 2019
Current tax provision:
U.S. Federal	$(0.3)
State and local	2.0
Non-U.S.	15.8
Total current tax provision	$17.5
Deferred tax position:
U.S. Federal	$(103.2)
State and local	(22.2)
Non-U.S.	(2.0)
Total deferred tax provision	$(127.5)
Income tax benefit	$(110.0)

The following table summarizes the significant differences between the U.S. Federal statutory tax rate and our effective tax rate for financial statement purposes:

Period from February 8 to December 31, 2019
Statutory tax rate	21.0%
State and local taxes, net of U.S. Federal tax benefits	4.0
Nondeductible charges	(0.6)
Make whole liability fair value associated with Series A Preferred Stock	(6.7)
U.S. taxes on foreign income	(0.5)
Non-U.S. taxes	2.1
Valuation allowance	4.8
Interest	(0.1)
Tax credits and deductions	2.2
Tax contingencies related to uncertain tax positions	(0.5)
GILTI tax	(5.5)
Other	0.2
Effective tax rate	20.4%

Income taxes paid and refunded was $29.9 million and $0.5 million, respectively, for the period from February 8 to December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Deferred tax assets (liabilities) are comprised of the following:

December 31,
2019
Deferred tax assets:
Operating losses	$67.9
Interest expense carryforward	65.0
Restructuring costs	3.9
Bad debts	3.9
Accrued expenses	23.4
Capital loss and credit carryforwards	7.5
Foreign exchange	2.4
Pension and postretirement benefits	49.9
ASC 842 - Lease liability	17.1
Other	5.0
Total deferred tax assets	$246.0
Valuation allowance	(33.1)
Net deferred tax assets	$212.9
Deferred tax liabilities:
Intangibles	$(1,408.3)
Deferred revenue	(4.1)
ASC 842 - ROU asset	(20.5)
Other	(0.3)
Total deferred tax liabilities	$(1,433.2)
Net deferred tax (liabilities) assets	$(1,220.3)

We do not assert indefinite reinvestment for any historical unrepatriated earnings through December 31, 2017. We intend to reinvest indefinitely all earnings from our China and India subsidiaries earned after December 31, 2017 and therefore have not provided for deferred income and foreign withholding taxes related to these jurisdictions.
We have federal, state and local, and primarily foreign tax loss carryforwards, the tax effect of which was $67.9 million as of December 31, 2019. Of the $67.9 million, $27.6 million have an indefinite carry-forward period with the remainder of $40.3 million expiring at various times between 2020 and 2039.
We have established valuation allowances against certain U.S. state and non-U.S. net operating losses and capital loss carryforwards in the amount of $32.8 million, because in our opinion, certain U.S. state and non-U.S. net operating losses and capital loss carryforwards are more likely than not to expire before we can utilize them.
We or one of our subsidiaries file income tax returns in the U.S. federal, and various state, local and foreign jurisdictions. In the U.S. federal jurisdiction, we are no longer subject to examination by the Internal Revenue Service (“IRS”) for years prior to 2016. In state and local jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2016. In foreign jurisdictions, with a few exceptions, we are no longer subject to examinations by tax authorities for years prior to 2014.
The following is a reconciliation of the gross unrecognized tax benefits:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Gross unrecognized tax benefits as of February 8, 2019	$—
Impact of purchase accounting	14.3
Additions for prior years’ tax positions	—
Additions for current year’s tax positions	5.3
Settlements with taxing authority	(1.6)
Reduction in prior years’ tax positions	(0.1)
Reduction due to expired statute of limitations	(0.8)
Gross unrecognized tax benefits as of December 31, 2019	$17.1
The amount of gross unrecognized tax benefits of the $17.1 million that, if recognized, would impact the effective tax rate is $16.5 million, net of tax benefits.
We recognize accrued interest expense related to unrecognized tax benefits in the Provision for Income Taxes line in the consolidated statement of operations. The total amount of interest expense, net of tax benefits, recognized for the period from February 8, 2019 to December 31, 2019 was $0.3 million. The total amount of accrued interest as of December 31, 2019 was $0.3 million.
Note 9 -- Pension and Postretirement Benefits
Through June 30, 2007, Dun & Bradstreet offered coverage to substantially all of its U.S. based employees under a defined benefit plan called The Dun & Bradstreet Corporation Retirement Account (“U.S. Qualified Plan”).
Effective June 30, 2007, Dun & Bradstreet amended the U.S. Qualified Plan. Any pension benefit that had been accrued through such date under the plan was “frozen” at its then current value and no additional benefits, other than interest on such amounts, will accrue under the U.S. Qualified Plan.
Our employees in certain of our international operations are also provided with retirement benefits through defined benefit plans, representing the remaining balance of our pension obligations.
Prior to February 8, 2019, Dun & Bradstreet also maintained supplemental and excess plans in the United States (“U.S. Non-Qualified Plans”) to provide additional retirement benefits to certain key employees of the Company. These plans were unfunded, pay-as-you-go plans. In connection with the Take‑Private Transaction, a change in control was triggered for a portion of the U.S. Non‑Qualified Plans upon the Dun & Bradstreet shareholder approval of the Take‑Private Transaction on November 7, 2018 and a settlement payment was made in January 2019. For the remainder of the U.S. Non‑Qualified Plans, a change in control was triggered upon the close of the Take‑Private Transaction on February 8, 2019 and a settlement payment of $105.9 million was made in March 2019, effectively settling our U.S. Non‑Qualified Plan obligation.
Prior to January 1, 2019, Dun & Bradstreet also provided various health care benefits for eligible retirees. Effective January 1, 2019, the pre-65 health plan was terminated and the post-65 health plan is closed to new participants. In addition, Dun & Bradstreet closed its retiree life insurance plan to new participants, effective January 1, 2019.
Certain of our non-U.S. based employees receive postretirement benefits through government-sponsored or administered programs.
We use an annual measurement date of December 31 for our U.S. and Canada plans and November 30 for all other non-U.S. plans.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Benefit Obligation and Plan Assets
The following table sets forth the changes in our benefit obligations and plan assets for our pension and postretirement plans. The table also presents the line items in the consolidated balance sheet where the related assets and liabilities are recorded:

	Pension Plans	Postretirement Benefit Obligations
	Period from January 1 to December 31, 2019	Period from January 1 to December 31, 2019
Change in Benefit Obligation:
Benefit obligation at February 8, 2019	$—	$—
Take-Private Transaction assumed benefit obligation	(1,790.8)	(5.6)
Service cost	(1.4)	—
Interest cost	(46.7)	(0.1)
Benefits paid	187.6	0.7
Plan amendment	—	3.0
Plan participant contributions	(0.2)	(0.1)
Actuarial (loss) gain	(23.8)	0.2
Assumption change	(87.4)	(0.1)
Effect of changes in foreign currency exchange rates	0.3	—
Benefit obligation December 31, 2019	$(1,762.4)	$(2.0)
Change in Plan Assets:
Fair value of plan assets at February 8, 2019	$—	$—
Take-Private Transaction acquired plan assets	1,477.3	—
Actual return on plan assets	169.5	—
Employer contributions	113.5	0.6
Plan participant contributions	0.2	0.1
Benefits paid	(187.6)	(0.7)
Effect of changes in foreign currency exchange rates	—	—
Fair value of plan assets at December 31, 2019	$1,572.9	$—
Net funded status of plan	$(189.5)	$(2.0)

	Pension Plans	Postretirement Benefit Obligations
	December 31, 2019	December 31, 2019
Amounts recorded in the consolidated balance sheets:
Prepaid pension costs	$9.9	$—
Short-term pension and postretirement benefits	(0.3)	(0.4)
Long-term pension and postretirement benefits	(199.1)	(1.6)
Net amount recognized	$(189.5)	$(2.0)
Accumulated benefit obligation	$1,755.8	N/A
Amount recognized in accumulated other comprehensive loss consists of:
Actuarial loss (gain)	$24.3	$(0.2)
Prior service cost (credit)	—	(3.1)
Total amount recognized - pretax	$24.3	$(3.3)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

At December 31, 2019, our pension plans had aggregate actuarial losses and prior service credit of $24.3 million that have not yet been included in the net periodic benefit cost. These losses and gains represent the cumulative effect of demographic, investment experience and plan amendment, as well as assumption changes that have been made in measuring the plans’ liabilities. In connection with the Take‑Private Transaction, we have remeasured our global pension and postretirement plans on February 8, 2019 in accordance with the guidance within ASC 805 and ASC 715 to recognize as part of the Take‑Private Transaction an asset or a liability representing the funded status of each of the plans. The unrecognized actuarial losses or gains and unrecognized prior service credits were set to zero as of February 8, 2019 as a result of purchase accounting.
The actuarial gain or loss, to the extent it exceeds the greater of 10% of the projected benefit obligation or market-related value of plan assets, will be amortized into expense each year on a straight-line and plan-by-plan basis, over the remaining expected future working lifetime of active participants or the average remaining life expectancy of the participants if all or almost all of the plan participants are inactive. Currently, the amortization periods range from seven to 22 years for the U.S. pension and postretirement plans and seven to 31 years for the non-U.S. plans. For our U.S. Qualified Plan and for certain of our non-U.S. plans, the amortization periods are the average life expectancy of all plan participants. This is as a result of almost all plan participants being deemed inactive.
Underfunded or Unfunded Accumulated Benefit Obligations
At December 31, 2019, our underfunded or unfunded accumulated benefit obligation and the related projected benefit obligation were as follows:

Accumulated benefit obligation	$1,437.9
Fair value of plan assets	1,240.0
Unfunded accumulated benefit obligation	$197.9
Projected benefit obligation	$1,439.5
The underfunded or unfunded accumulated benefit obligations at December 31, 2019 consisted of $190.4 million and $7.5 million related to our U.S. Qualified Plan and non-U.S. defined benefit plans, respectively.
Net Periodic Pension Cost
The following table sets forth the components of the net periodic cost (income) associated with our pension plans and our postretirement benefit obligations:

	Pension Plans	Postretirement Benefit Obligations
	Period from February 8 to December 31, 2019	Period from February 8 to December 31, 2019
Components of net periodic cost (income):
Service cost	$1.4	$—
Interest cost	46.7	0.1
Expected return on plan assets	(82.7)	—
Amortization of Prior Service Cost (Credit)	—	—
Recognized actuarial loss (gain)	—	—
Net periodic cost (income)	$(34.6)	$0.1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

The following table sets forth other changes in plan assets and benefit obligations recognized in Other Comprehensive Income:

	Pension Plans	Postretirement Benefit Obligations
	Period from February 8 to December 31, 2019	Period from February 8 to December 31, 2019
Other changes in plan assets and benefit obligations recognized in other comprehensive income
Actuarial (loss) gain arising during the period, before tax benefit of $6.1 for the period from February 8 to December 31, 2019	$(24.3)	$0.2
Prior service credit arising during the period, before tax expense of $0.9 for the period from February 8 to December 31, 2019	$—	$3.1
Less:
Amortization of actuarial (loss) gain	$—	$—
Amortization of prior service (cost) credit	$—	$—

We apply the long-term expected rate of return assumption to the market-related value of assets to calculate the expected return on plan assets, which is a major component of our annual net periodic pension expense. The market-related value of assets recognizes short-term fluctuations in the fair value of assets over a period of five years, using a straight-line amortization basis. The methodology has been utilized to reduce the effect of short-term market fluctuations on the net periodic pension cost. Since the market-related value of assets recognizes gains or losses over a five-year period, the future value of assets will be impacted as previously deferred gains or losses are amortized.
Assumptions
The following table sets forth the significant weighted-average assumptions we used to determine the projected benefit obligation and the periodic benefit cost:

	Pension Plans	Postretirement Benefit Obligations
	Period from February 8 to December 31, 2019	Period from February 8 to December 31, 2019
Discount rate for determining projected benefit obligation at December 31	2.79%	2.35%
Discount rate in effect for determining service cost	3.11%	N/A
Discount rate in effect for determining interest cost	3.29%	3.25%
Weighted average expected long-term return on plan assets	6.72%	N/A
Rate of compensation increase for determining projected benefit obligation at December 31	3.00%	N/A
Rate of compensation increase for determining net pension cost	3.07%	N/A
The expected long-term rate of return assumption was 7.00% for the period from February 8, to December 31, 2019 for the U.S. Qualified Plan, our principal pension plan. This assumption is based on the plan’s target asset allocation. The expected long-term rate of return assumption reflects long-term capital market return forecasts for the asset classes employed, assumed excess returns from active management within each asset class, the portion of plan assets that are actively managed, and periodic rebalancing back to target allocations. Current market factors such as inflation and interest rates are evaluated before the long-term capital market assumptions are determined. In addition, peer data and historical returns are reviewed to check for reasonableness. Although we review our expected long-term rate of return assumption annually, our plan performance in any one particular year does not, by itself, significantly influence our evaluation. Our assumption is generally not revised unless there is a fundamental change in one of the factors upon which it is based, such as the target asset allocation or long-term capital market return forecasts.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

We use discount rates to measure the present value of pension plan obligations and postretirement health care obligations at year-end, as well as, to calculate next year’s pension income or cost. It is derived by using a yield curve approach which matches projected plan benefit payment streams with bond portfolios reflecting actual liability duration unique to the plans. The rate is adjusted at each remeasurement date, based on the factors noted above. We measure service and interest costs by applying the specific spot rates along that yield curve to the plans’ liability cash flows (“Spot Rate Approach”). We believe the approach provides a more precise measurement of service and interest costs by improving the correlation between projected benefit cash flows and their corresponding spot rates on the yield curve.
For the mortality assumption we used PRI 2012 mortality table (“PRI-2012”) together with mortality improvement projection scales MP-2019 for our U.S. plans at December 31, 2019. The adoption of the updated mortality table and improvement projection scales resulted in a reduction of the projected benefit obligations for the U.S. plans of approximately $43 million.
Plan Assets (U.S. Qualified Plan and non-U.S. pension plans)
The investment objective for our principal plan, the U.S. Qualified Plan, is to achieve over the investment horizon a long-term total return, which at least matches our expected long-term rate of return assumption while maintaining a prudent level of portfolio risk. We emphasize long-term growth of principal while avoiding excessive risk so as to use plan asset returns to help finance pension obligations, thus improving our plan’s funded status. We predominantly invest in assets that can be sold readily and efficiently to ensure our ability to reasonably meet expected cash flow requirements.
We define our primary risk concern to be the plan’s funded status volatility and to a lesser extent total plan return volatility. Understanding that risk is present in all types of assets and investment styles, we acknowledge that some risk is necessary to produce long-term investment results that are sufficient to meet the plan’s objectives. However, we monitor and ensure that the investment strategies we employ make reasonable efforts to maximize returns while controlling for risk parameters.
Investment risk is also controlled through diversification among multiple asset classes, managers, investment styles and periodic rebalancing toward asset allocation targets. Risk is further controlled at the investment strategy level by requiring underlying managers to follow formal written investment guidelines which enumerate eligible securities, maximum portfolio concentration limits, excess return and tracking error targets as well as other relevant portfolio constraints. Investment results and risk are measured and monitored on an ongoing basis and quarterly investment reviews are conducted.
The plan assets are primarily invested in funds offered and managed by Aon Hewitt Investment Consulting. The units of the funds are offered under the Aon Hewitt Group Trust (the “Group Trust”). The units do not trade on any national exchange and are not otherwise publicly available. The units of the funds are valued daily, using the Net Asset Value (“NAV”) based on the fair value of each fund’s underlying investments.
Our plan assets are currently invested mainly in funds overseen by our delegated manager using manager of manager funds which are a combination of both active and passive (indexed) investment strategies. The plan’s return seeking assets include equity securities that are diversified across U.S. and non-U.S. stocks, including emerging market equities, in order to further reduce risk at the total plan level. Additional diversification in return seeking assets is achieved by using multi-asset credit, real estate and hedge fund of funds strategies.
A portion of the plan assets are invested in a liability hedging portfolio to reduce funded status volatility and reduce overall risk for the plan. The portfolio uses manager of manager funds that are diversified principally among securities issued or guaranteed by the U.S. government or its agencies, mortgage-backed securities, including collateralized mortgage obligations, corporate debt obligations and dollar-denominated obligations issued in the U.S. by non-U.S. banks and corporations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

We have formally identified the primary objective for each asset class within our plan. U.S. equities are held for their long-term capital appreciation and dividend income, which is expected to exceed the rate of inflation. Non-U.S. equities are held for their long-term capital appreciation, as well as diversification relative to U.S. equities and other asset classes. Multi-asset credit, real estate and hedge fund of funds further diversifies the return-seeking assets with reduced correlation due to different return expectations and flows. These diversifying asset classes also provide a hedge against unexpected inflation. Liability hedging assets are held to reduce overall plan volatility and as a source of current income. Additionally, they are designed to provide a hedge relative to the interest rate sensitivity of the plan’s liabilities. Cash is held only to meet liquidity requirements.
Investment Valuation
Our pension plan assets are measured at fair value in accordance with ASC 820, “Fair Value Measurement and Disclosures.” ASC 820 defines fair value and establishes a framework for measuring fair value under current accounting pronouncements. See Note 1 to our consolidated financial statements for further detail on fair value measurement.
The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such investments pursuant to the valuation hierarchy.
Aon Hewitt Group Trust Funds
The units of the funds are valued daily, using the NAV based on the fair value of each fund’s underlying investments.

•
Equity funds’ investment objectives are to achieve long-term growth of capital by investing diversified portfolio of primarily U.S. and non-U.S. equity securities and approximate as closely as practicable the total return of the S&P 500® and global stock indices.

•
Fixed income funds’ investment objectives are to seek current income and capital appreciation by investing in a diversified portfolio of domestic and foreign debt securities, government obligations and bond funds with various durations.

•	Real estate funds’ investment objective is to achieve high total return, consisting of capital appreciation and current income.

•
Private credit opportunities fund investment objective is to diversify the equity beta in the return-seeking portfolio and to provide a return above that of the liability-hedging asset. The fund investment may consist of U.S. and non-U.S. private debt funds. The U.S. Qualified Plan has an additional unfunded commitment of $12.4 million to the Private Credit Opportunity Fund at December 31, 2019.

Short-Term Investment Funds (STIF)
These investments include cash, bank notes, corporate notes, government bills and various short-term debt instruments. The investment objective is to provide safety of principal and daily liquidity by investing in high quality money market instruments. They are valued at the NAV. The short-term funds are classified as Level II assets as they may be redeemed at NAV daily.
The Venture Capital Fund
The fund is structured as a conventional, private venture capital firm. The fund targets investments that are in early-stage technology companies. The fund expects to invest in seed stage development companies, principally in the software and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

technology-enabled businesses sector. The U.S. Qualified Plan has an additional unfunded commitment of $0.9 million to the Venture Capital Funds at December 31, 2019. They are valued at the NAV.
There were no transfers among the levels of the fair value hierarchy during the years ended December 31, 2019.
The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the plan assets at fair value as of December 31, 2019:

Asset category	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Total
Short-Term investment funds	$—	$16.1	$—	$16.1
Total	$—	$16.1	$—	$16.1
Other investments measured at net asset value (a)
Aon Hewitt Trust Funds:
Equity funds				$708.0
Fixed income funds				435.6
Real estate funds				76.1
Total Aon Hewitt Trust Funds measured at net asset value				1,219.7
Venture Capital Funds measured at net asset value				3.9
Other Non-U.S. commingled equity and fixed income				333.2
Total other investments measured at net asset value				$1,556.8
Total investments at fair value				$1,572.9

(a)	In accordance with ASU No. 2015-07, certain investments that are measured at fair value using the NAV per share practical expedient have not been classified in the fair value hierarchy.
Allocations
We employ a total return investment approach in which a mix of equity, debt and alternative (e.g., real estate) investments is used to achieve a competitive long-term rate of return on plan assets at a prudent level of risk. Our weighted average plan target asset allocation is 56% return-seeking assets (range of 50% to 70%) and 44% liability-hedging assets (range of 30% to 50%).
The following table sets forth the weighted average asset allocations and target asset allocations by asset category, as of the measurement dates of the plans:

	Asset Allocations	Target Asset Allocations
	December 31, 2019	December 31, 2019
Return-Seeking assets	59%	56%
Liability-Hedging assets	41%	44%
Total	100%	100%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Contributions and Benefit Payments
We expect to contribute approximately $5 million to our non-U.S. pension plans and $0.5 million to our postretirement benefit plan in 2020. We did not make contributions in 2019 and do not expect to make any required contributions to the U.S. Qualified Plan in 2020 for the 2019 plan year based on the minimum funding requirements as defined in the Pension Protection Act of 2006 as amended. Final funding requirements for 2019 will be determined based on our January 2020 funding actuarial valuation.
The following table summarizes expected benefit payments from our pension plans and postretirement plans through 2028. Actual benefit payments may differ from expected benefit payments. These amounts are net of expected plan participant contributions:

	Pension Plans	Postretirement Benefit Plans
2020	$92.8	$0.5
2021	$95.0	$0.2
2022	$96.6	$0.2
2023	$97.8	$0.2
2024	$98.9	$0.2
2025 - 2029	$501.5	$0.7
Health Care Benefits
The following table presents healthcare trend assumptions used to determine the year end benefit obligation:

2019
Medical (1)	5.3%
Prescription drug (1)	8.0%

(1)	The rates are assumed to decrease to 5.0% in 2026 and remain at that level thereafter.
Assumed health care cost trend rates have an effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	1% Point
	Increase	Decrease
Benefit obligations at end of year	$0.3	$(0.3)
Service cost plus interest cost	$—	$—
401(k) Plan
We have a 401(k) Plan covering substantially all U.S. employees that provides for employee salary deferral contribution and employer contributions. Employees may contribute up to 50% of their pay on a pre-tax basis subject to IRS limitations. In addition, employees with age 50 or older are allowed to contribute additional pre-tax “catch-up” contributions. In addition, the Company matches up to 50% of seven percent (7%) of a team member’s eligible compensation, subject to certain 401(k) Plan limitations.
We had expense associated with our 401(k) Plan of $9.4 million for the period from February 8, 2019 to December 31, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Note 10 -- Financial Instruments
We employ established policies and procedures to manage our exposure to changes in interest rates and foreign     currencies. We use foreign exchange forward and option contracts to hedge certain short-term foreign currency denominated loans and third-party and intercompany transactions. We may also use foreign exchange forward contracts to hedge our net investments in our foreign subsidiaries. In addition, we may use interest rate derivatives to hedge a portion of the interest rate exposure on our outstanding debt or in anticipation of a future debt issuance, as discussed under “Interest Rate Risk Management” below.
We do not use derivative financial instruments for trading or speculative purposes. If a hedging instrument ceases to qualify as a hedge in accordance with hedge accounting guidelines, any subsequent gains and losses are recognized currently in income. Collateral is generally not required for these types of instruments.
By their nature, all such instruments involve risk, including the credit risk of non-performance by counterparties. However, at December 31, 2019, there was no significant risk of loss in the event of non-performance of the counterparties to these financial instruments. We control our exposure to credit risk through monitoring procedures.
Our trade receivables do not represent a significant concentration of credit risk at December 31, 2019, because we sell to a large number of clients in different geographical locations and industries.
Interest Rate Risk Management
Our objective in managing our exposure to interest rates is to limit the impact of interest rate changes on our earnings, cash flows and financial position, and to lower our overall borrowing costs. To achieve these objectives, we maintain a practice that floating-rate debt be managed within a minimum and maximum range of our total debt exposure. To manage our exposure and limit volatility, we may use fixed-rate debt, floating-rate debt and/or interest rate swaps. We recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheet.
We use interest rate swaps to manage the impact of interest rate changes on our earnings. Under the swap agreements, we make monthly payments based on the fixed interest rate and receive monthly payments based on the floating rate. The objective of the swaps is to mitigate the variation of future cash flows from changes in the floating interest rates on our existing debt. For further detail of our debt, see Note 5. The swaps are designated and accounted for as cash flow hedges. Changes in the fair value of the hedging instruments are recorded in Other Comprehensive Loss and reclassified to earnings in the same line item associated with the hedged item when the hedged item impacts earnings.
Foreign Exchange Risk Management
Our objective in managing exposure to foreign currency fluctuations is to reduce the volatility caused by foreign exchange rate changes on the earnings, cash flows and financial position of our international operations. From time to time, we follow a practice of hedging certain balance sheet positions denominated in currencies other than the functional currency applicable to each of our various subsidiaries. In addition, we are subject to foreign exchange risk associated with our international earnings and net investments in our foreign subsidiaries. We may use short-term, foreign exchange forward and, from time to time, option contracts to execute our hedging strategies. Typically, these contracts have maturities of 12 months or less. These contracts are denominated primarily in the British pound sterling, the Euro, the Canadian dollar and the Hong Kong dollar. The gains and losses on the forward contracts associated with our balance sheet positions are recorded in “Other Income (Expense) – Net” in the consolidated statements of operations and comprehensive loss and are essentially offset by the losses and gains on the underlying foreign currency transactions. Our foreign exchange forward contracts are not designated as hedging instruments under authoritative guidance.
In prior years, to decrease earnings volatility, Dun & Bradstreet hedged substantially all balance sheet positions denominated in a currency other than the functional currency applicable to each of our various subsidiaries with short-term,

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

foreign exchange forward contracts. Beginning in the third quarter of 2019, certain balance sheet positions are no longer being hedged in order to reduce the volatility of cash flows required to settle these forward contracts. In addition, we may use foreign exchange forward contracts to hedge certain net investment positions. The underlying transactions and the corresponding foreign exchange forward contracts are marked to market at the end of each quarter and the fair value impacts are reflected within the consolidated financial statements.
As of December 31, 2019, the notional amounts of our foreign exchange contracts and swap were $152.0 million and $214 million, respectively.
Fair Values of Derivative Instruments in the Consolidated Balance Sheet

	Asset Derivatives		Liability Derivatives
	December 31, 2019		December 31, 2019
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments
Interest rate contracts	Other Current Assets	$—	Other Accrued & Current Liabilities	$1.9
Total Derivatives designated as hedging instruments		$—		$1.9
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Other Current Assets	$1.6	Other Accrued & Current Liabilities	$2.6
Make-whole derivative liability	Other Current Assets	$—	Derivative Liability	$172.4
Total derivatives not designated as hedging instruments		$1.6		$175.0
Total Derivatives		$1.6		$176.9

The Effect of Derivative Instruments on the Consolidated Statement of Operations and Comprehensive Loss

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCL on Derivative	Location of Gain or (Loss) Reclassified from Accumulated OCL Into Income	Amount of Gain or (Loss) Reclassified from Accumulated OCL Into Income	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative
	Period from February 8 to December 31, 2019		Period from February 8 to December 31, 2019		Period from February 8 to December 31, 2019
Interest Contracts	$(1.6)	Interest Expense	$(0.7)	Interest Expense	$(0.7)

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivatives	Amount of Gain (Loss) Recognized in Income on Derivatives
		Period from February 8 to December 31, 2019
Foreign exchange forward contracts	Non-Operating Expenses – Net	$(11.1)
Make-whole derivative liability	Non-Operating Expenses - Net	$(172.4)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Fair Value of Financial Instruments
Our financial assets and liabilities that are reflected in the consolidated financial statements include derivative financial instruments, cash and cash equivalents, accounts receivable, other receivables, accounts payable, short-term borrowings and long-term borrowings. Fair value for derivative financial instruments is determined utilizing observable market data.
We have a process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, we use quotes from independent pricing vendors based on recent trading activity and other relevant information including market interest rate curves and referenced credit spreads.
In addition to utilizing external valuations, we conduct our own internal assessment of the reasonableness of the external valuations by utilizing a variety of valuation techniques including Black-Scholes option pricing and discounted cash flow models that are consistently applied. Inputs to these models include observable market data, such as yield curves, and foreign exchange rates where applicable. Our assessments are designed to identify prices that do not accurately reflect the current market environment, those that have changed significantly from prior valuations and other anomalies that may indicate that a price may not be accurate. We also follow established routines for reviewing and reconfirming valuations with the pricing provider, if deemed appropriate. In addition, the pricing provider has an established challenge process in place for all valuations, which facilitates identification and resolution of potentially erroneous prices. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments include amounts to reflect counterparty credit quality and our own creditworthiness and constraints on liquidity. For inactive markets that do not have observable pricing or sufficient trading volumes, or for positions that are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability. Such adjustments are generally based on available market evidence. In the absence of such evidence, management’s best estimate will be used.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe our valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
The following table summarizes fair value measurements by level at December 31, 2019 for assets and liabilities measured at fair value on a recurring basis:

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)	Balance at December 31, 2019
Assets:
Cash equivalents (1)	$4.1	$—	$—	$4.1
Other current assets:
Foreign exchange forwards (2)	$—	$1.6	$—	$1.6
Liabilities:
Other accrued and current liabilities:
Foreign exchange forwards (2)	$—	$2.6	$—	$2.6
Swap arrangements (3)	$—	$1.9	$—	$1.9
Make-whole derivative liability (4)	$—	$—	$172.4	$172.4

(1)
The carrying value of cash equivalents represents fair value as they consist of highly liquid investments with an initial term from the date of purchase by the Company to maturity of three months or less.

(2)	Primarily represents foreign currency forward contracts. Fair value is determined based on observable market data and considers a factor for nonperformance in the valuation.

(3)	Represents interest rate swap agreements. Fair value is determined based on observable market data.

(4)	Represents estimated fair value related to the make-whole provision associated with the Series A Preferred Stock based on level III market data. See further discussion in Note 19.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

There were no transfers between Levels I and II or transfers in or transfers out of Level III in the fair value hierarchy for the period from February 8, 2019 to December 31, 2019.
At December 31, 2019, the fair value of cash and cash equivalents, accounts receivable, other receivables and accounts payable approximated carrying value due to the short-term nature of these instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on valuation models using discounted cash flow methodologies with market data inputs from globally recognized data providers and third-party quotes from major financial institutions (categorized as Level II in the fair value hierarchy), are as follows:

	December 31, 2019
	Carrying Amount (Asset) Liability	Fair Value (Asset) Liability
Short-term and long-term debt	$1,469.1	$1,811.8
Revolving credit facility	$—	$—
Term loan facility	$2,431.7	$2,456.3
Items Measured at Fair Value on a Nonrecurring Basis
In addition to assets and liabilities that are recorded at fair value on a recurring basis, we record assets and liabilities at fair value on a nonrecurring basis as required by GAAP. Generally, assets are recorded at fair value on a nonrecurring basis as a result of impairment charges and for acquisition accounting in accordance with the guidance in ASC 805 "Business Combinations."
During the period from February 8, 2019 to December 31, 2019, we recorded an impairment charge of $3.4 million related to the leasehold improvement assets associated with certain restructuring activities. We determined the fair value of the asset based on Level III inputs. The impairment charge was included in “Selling & Administrative Expenses" for the period from February 8, 2019 to December 31, 2019.

Note 11 -- Accumulated Other Comprehensive Loss
The following table summarizes the changes in the accumulated balances for each component of accumulated other comprehensive loss (“AOCL”):

	Foreign Currency Translation Adjustments	Defined Benefit Pension Plans	Derivative Financial Instruments	Total

Balance, February 8, 2019	$—	$—	$—	$—
Other comprehensive loss before reclassifications	(6.6)	(15.8)	(1.1)	(23.5)
Amounts reclassified from accumulated other comprehensive loss, net of tax	—	—	—	—
Balance, December 31, 2019	$(6.6)	$(15.8)	$(1.1)	$(23.5)
There was no reclassification out of AOCL during the period from February 8, 2019 to December 31, 2019.
Note 12 -- Take-Private Transaction

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

On August 8, 2018, Dun & Bradstreet entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Parent and Merger Sub. On February 8, 2019, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Dun & Bradstreet with Dun & Bradstreet continuing as the surviving corporation. Investors of Merger Sub believe that Dun & Bradstreet’s strong market position and financial performance can be further reinforced by executing additional growth initiatives and implementing cost saving initiatives.
The Take‑Private Transaction was funded through $3,076.8 million of cash from the issuance of common and preferred shares, as well as $4,043.0 million borrowings from notes issuance and Credit Facilities (see Note 5 for further discussion). The net proceeds were used to (i) finance the consummation of the Take‑Private Transaction, (ii) repay in full all outstanding indebtedness under Dun & Bradstreet’s then‑existing credit facilities, (iii) fund the redemption of all Dun & Bradstreet’s then‑existing senior notes and (iv) pay related fees, costs, premiums and expenses in connection with these transactions.
Upon the close of the Take‑Private Transaction, each share of common stock of Dun & Bradstreet, formerly publicly‑traded under the symbol of “DNB”, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the Take‑Private Transaction (other than shares owned by Parent, Merger Sub, the Company or any other direct or indirect wholly owned subsidiary of Parent or the Company), were cancelled and converted into the right to receive $145.00 in cash, without interest and subject to any applicable withholding taxes. In addition, each then‑outstanding stock option and restricted stock units of Dun & Bradstreet, whether vested or unvested, was cancelled and converted into the right to receive $145.00, less exercise price, in cash without interest.
On February 8, 2019, as required by the related change in control provision in the following agreements, the Company repaid in full the outstanding borrowings under the then‑existing Revolving Five‑Year Credit Agreement and the Term Loan Credit Agreement, both dated as of June 19, 2018. In addition, on February 8, 2019, notices of full redemption with respect to the Company’s (i) 4.00% Senior Notes due 2020 (the “2020 Notes”), in an aggregate principal amount of $300 million, and (ii) 4.37% Senior Notes due 2022 (the “2022 Notes” and, together with the 2020 Notes, the “Existing Notes”), in an aggregate principal amount of $300 million, were delivered to the respective holders thereof, notifying those holders of the redemption of the entire outstanding aggregate principal amount of each series of Existing Notes on March 10, 2019.
The merger was accounted for in accordance with ASC 805, and the Company was determined to be the accounting acquiror.
The Take‑Private Transaction was valued at $6,068.7 million of which $5,431.2 million was paid to acquire Dun & Bradstreet’s common stock, including stock options and restricted stock units, based on $145.00 per share and $637.5 million was paid to extinguish the then‑existing debt on and following the Take‑Private Transaction closing date. Assets and liabilities were recorded at the estimated fair value at the Take‑Private Transaction closing date.
Merger Sub incurred transaction costs of $147.4 million during the three months ended March 31, 2019, primarily to facilitate and successfully execute the closing of the Transaction, of which $135.9 million were incurred prior to or were contingent upon the closing of the Transaction, and as such, were expensed prior to February 8, 2019. The remaining costs primarily representing costs associated with severance arrangements with former executives based upon dual trigger consisting of change in control and termination, was included in Selling and Administrative Expenses in the results of operations for the period from February 8, 2019 to December 31, 2019. We also recorded approximately $13 million to accumulated deficit at January 1, 2019 related to Merger Sub’s transaction costs incurred in 2018.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

	Weighted Average Amortization Period (years)	Initial Purchase Price Allocation	Measurement Period Adjustments	Purchase Price Allocation at December 31, 2019
Cash		$117.7	$—	$117.7
Accounts receivable		267.8	(1.7)	266.1
Other current assets		46.8	(0.4)	46.4
Total current assets		432.3	(2.1)	430.2
Intangible assets:
Customer relationships	16.9	2,589.0	(200.5)	2,388.5
Partnership agreements	14.3	—	230.3	230.3
Computer software	8.3	376.0	—	376.0
Database	17	1,769.0	(47.0)	1,722.0
Trademark	Indefinite	1,200.8	75.0	1,275.8
Goodwill		2,797.6	(10.0)	2,787.6
Property, plant & equipment		30.3	—	30.3
Right of use asset		103.9	7.4	111.3
Other		34.4	(0.1)	34.3
Total assets acquired		$9,333.3	$53.0	$9,386.3

Accounts payable		$74.2	$—	$74.2
Deferred revenue		398.4	(0.6)	397.8
Accrued liabilities		240.1	(2.3)	237.8
Short-term pension and other accrued benefits		106.0	—	106.0
Other current liabilities		41.1	4.7	45.8
Total current liabilities		859.8	1.8	861.6
Long-term pension and postretirement obligations		213.6	7.4	221.0
Deferred tax liability		1,388.3	(7.7)	1,380.6
Long-term debt		625.1	—	625.1
Other liabilities		161.0	8.0	169.0
Total liabilities assumed		3,247.8	9.5	3,257.3
Non-controlling interest		16.8	43.5	60.3
Less: debt repayment		637.5	—	637.5
Amounts paid to equity holders		$5,431.2	$—	$5,431.2
The fair value of the customer relationships and partnership agreements intangible assets were determined by applying the income approach through a discounted cash flow analysis, specifically a multi‑period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured assets.
The computer software intangible asset represents our data supply and service platform to deliver customer services and solutions. The fair value of this intangible asset was determined by the cost replacement approach.
Trademark intangible asset represents our Dun & Bradstreet brand. Database represents our global proprietary market leading database. We applied the income approach to value trademark and database intangible assets, specifically, a relief from royalty method. The valuation was based on the present value of the net earnings attributable to the measured asset.
The fair value of the deferred revenue was determined based on estimated direct costs to fulfill the related obligations, plus a reasonable profit margin based on selected peer companies’ margins as a benchmark.
The fair values of the acquired assets and liabilities were subject to change within the one‑year measurement period. We obtained information to determine the fair values of the net assets acquired at the acquisition date during the measurement

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

period. Since the initial valuation reflected in our financial results as of March 31, 2019, we have allocated goodwill and intangible assets between our North America and International segments, as well as among reporting units based on their respective projected cash flows. In addition, we recorded adjustments to the deferred tax liability reflecting the allocation of intangible assets between segments. The above measurement period adjustments to the preliminary valuation of assets and liabilities resulted in a net reduction of goodwill of $10.0 million during 2019. We have completed the purchase accounting process as of December 31, 2019.
The value of the goodwill is primarily related to the expected cost savings and growth opportunity associated with product development. The intangible assets, with useful lives from 8 to 17 years, are being amortized over a weighted‑average useful life of 16.5 years. The customer relationship and database intangible assets are amortized using an accelerating method. Computer software and partnership agreements intangible assets are amortized using a straight‑line method. The amortization methods reflect the timing of the benefits derived from each of the intangible assets.
The goodwill acquired is not deductible for tax purposes.
Note 13 -- Acquisition
Lattice Engines, Inc. (“Lattice”)

On July 1, 2019, the Company acquired a 100% ownership interest in Lattice. Lattice is an artificial intelligence powered customer data platform, enabling business‑to‑business (“B2B”) organizations to scale their account‑based marketing and sales programs across every channel. The results of Lattice have been included in our consolidated financial statements since the date of acquisition. In connection with the acquisition of Lattice Engines, Inc, the Company received capital funding of $100 million from shareholders of Parent.
The acquisition was accounted for in accordance with ASC 805 “Business Combinations.” The acquisition was valued at $127 million. Transaction costs of $0.6 million were included in Selling and Administrative Expenses in the consolidated statement of operations and comprehensive income (loss) for the period from February 8, 2019 to December 31, 2019. The acquisition was accounted for as a purchase transaction, and accordingly, the assets and liabilities of the acquired entity were recorded at their estimated fair values at the date of the acquisition.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

The table below reflects the purchase price related to the acquisition and the resulting purchase allocation:

	Amortization Life (years)	Initial Purchase Price Allocation	Measurement Period Adjustments	Preliminary Purchase Price Allocation at December 31, 2019
Cash		$0.1	$—	$0.1
Accounts receivable		1.9	—	1.9
Other		0.7	—	0.7
Total current assets		2.7	—	2.7
Intangible assets:
Customer relationships	11	25.1	(10.6)	14.5
Technology	14	48.0	(0.6)	47.4
Goodwill		43.0	12.2	55.2
Deferred tax asset		18.4	(0.9)	17.5
Other assets		0.7	(0.2)	0.5
Total assets acquired		$137.9	$(0.1)	$137.8

Deferred revenue		$6.5	$—	$6.5
Other liabilities		4.4	(0.1)	4.3
Total liabilities assumed		10.9	(0.1)	10.8
Total purchase price		$127.0	$—	$127.0
The fair value of the customer relationships intangible assets was determined by applying the income approach through a discounted cash flow analysis, specifically a multi‑period excess earnings method. The valuation was based on the present value of the net earnings attributable to the measured asset.
The technology intangible asset represents Lattice’s customer data platform to deliver customer services and solutions. The fair value of this intangible asset was determined by applying the income approach; specifically, a relief from royalty method.
The fair value of the deferred revenue was determined based on estimated direct costs to fulfill the related obligations, plus a reasonable profit margin based on selected peer companies’ margins as a benchmark.
We believe that the information gathered to date provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed. But, if facts and circumstances arise that necessitate change, we will adjust the associated fair values. Thus, the provisional measurements of fair value set forth above are subject to change. We expect to further analyze certain assumptions applied to the valuation models and the calculation of deferred income tax. We expect to complete the purchase accounting process as soon as practicable but no later than one year from the acquisition date.
The value of the goodwill is primarily related to Lattice’s capability associated with product development which provides potential growth opportunity in the Sales & Marketing space as well as cost synergy generated from the combined business. The intangible assets are amortized using a straight‑line method. The amortization method reflects the timing of the benefits derived from each of the intangible assets.
The goodwill acquired is not deductible for tax purposes.
Unaudited Pro Forma Financial Information
The following pro forma statements of operations data presents the combined results of the Company and Lattice, assuming that the acquisition had occurred on February 8, 2019.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Period from February 8 to December 31, 2019
Reported revenue (1)	$1,413.9
Lattice revenue - pre-acquisition revenue	11.1
Add: deferred revenue adjustment	(1.6)
Total pro forma revenue	$1,423.4
Reported net loss attributable to Star Parent, L.P. Partners (2)	$(546.3)
Pro forma adjustments - net of tax effect
Pre-acquisition net loss	(19.8)
Intangible amortization - net of tax benefits	(1.5)
Deferred revenue adjustment - net of tax benefits	(1.2)
Transaction costs - net of tax benefits	0.4
Pro forma net loss	$(568.8)

(1)
Reported Revenue includes revenue from Lattice since the acquisition date of $9.7 million for the period from February 8, 2019 to December 31, 2019, net of the impact of the deferred revenue fair value adjustment of $2.4 million.

(2)	Reported Net loss includes net loss from Lattice since the acquisition date of $12.0 million for the period from February 8, 2019 months ended December 31, 2019.

Note 14 -- Supplemental Financial Data

Other Accrued and Current Liabilities:

December 31, 2019
Restructuring accruals	$11.1
Operating expenses accruals	58.7
Accrued interest expense	49.3
Short term lease liability	22.4
Other accrued liabilities	25.8
Total	$167.3

Other Non-Current Liabilities:

December 31, 2019
Deferred revenue - long term	$7.8
Deferred compensation	0.3
U.S. tax liability associated with the 2017 Act	55.0
Long term lease liability	71.2
Other	3.4
Total	$137.7

Property, Plant and Equipment – Net:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

December 31, 2019
Buildings	$—
Furniture	22.4
22.4
Less: accumulated depreciation	4.4
18.0
Leasehold improvements, less:
Accumulated amortization of $3.1 as of December 31, 2019	11.4
Property, plant and equipment – Net	$29.4

The following table presents our Other Income (Expense) – Net:

Period from February 8 to December 31, 2019
Non-operating pension income	$(35.9)
Mark-to-market expense related to make-whole liability	172.4
Miscellaneous other expense – net	18.3
Other expense – net	$154.8

Computer Software and Goodwill:

	Computer Software	Goodwill
February 8, 2019	$—	$—
Acquisition (1)	376.0	2,842.8
Additions at cost	56.4	—
Amortization	(48.4)	—
Other (2)	(4.2)	(2.7)
December 31, 2019	$379.8	$2,840.1

(1)	Related to the Take-Private Transaction in February 2019 and Lattice acquisition in July 2019. See Note 12 and 13 to our consolidated financial statements for further detail.

(2)	Primarily due to the impact of foreign currency fluctuations.
Other Intangibles:

	Customer Relationships	Database and Other	Other Indefinite-Lived Intangibles	Total
February 8, 2019	$—	$—	$—	$—
Acquisition (3)	2,403.0	1,999.7	1,275.8	5,678.5
Additions at cost	—	0.6	—	0.6
Amortization	(239.5)	(186.3)	—	(425.8)
Other (4)	(1.4)	(0.5)	—	(1.9)
December 31, 2019 (5)	$2,162.1	$1,813.5	$1,275.8	$5,251.4

(3)	Related to the Take-Private Transaction in February 2019 and Lattice acquisition in July 2019. See Note 12 and 13 to our consolidated financial statements for further detail.

(4)	Primarily due to the impact of foreign currency fluctuations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

(5)	Customer Relationships - Net of accumulated amortization of $239.5 million as of December 31.
Database and Other - Net of accumulated amortization of $186.3 million as of December 31.

The table below sets forth the future amortization as of December 31, 2019 associated with computer software and intangible assets recognized as a result of the Take-Private Transaction and the acquisition of Lattice:

	2020	2021	2022	2023	2024	Thereafter	Total
Computer Software	$53.5	$53.5	$46.8	$46.1	$40.4	$87.9	$328.2
Customer Relationship	255.0	238.9	222.9	206.9	190.9	1,047.5	2,162.1
Database	200.9	189.7	178.4	167.2	155.9	921.4	1,813.5
Total	$509.4	$482.1	$448.1	$420.2	$387.2	$2,056.8	$4,303.8

Allowance for Doubtful Accounts:

February 8, 2019	$—
Additions charged to costs and expenses	5.2
Recoveries	2.3
Other	(0.2)
December 31, 2019	$7.3

Deferred Tax Asset Valuation Allowance:

February 8, 2019	$—
Acquisition	60.8
Additions charged (credited) to costs and expenses	(27.2)
Additions charged (credited) due to foreign currency fluctuations	(0.5)
December 31, 2019	$33.1

Note 15 -- Segment Information
Since the Take‑Private Transaction, management has made changes to transform our business. As a result, during the fourth quarter of 2019, we changed the composition of our reportable segments, the classification of revenue by solution set and our measure of segment profit (from operating income to adjusted EBITDA) in the information that we provide to our chief operating decision makers (CODMs) to better align with how they assess performance and allocate resources. Latin America Worldwide Network, which was previously included in the Americas reportable segment, is currently included in the International segment. Accordingly, prior period results have been recast to conform to the current presentation of segments, revenue by solution set, and the measure of segment profit. These changes do not impact our consolidated results.
Our segment disclosure is intended to provide the users of our consolidated financial statements with a view of the business that is consistent with management of the Company.
We manage our business and report our financial results through the following two segments:

•	North America offers Finance & Risk and Sales & Marketing data, analytics and business insights in the United States and Canada; and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

•	International offers Finance & Risk and Sales & Marketing data, analytics and business insights directly in the U.K., Greater China, India and indirectly through our Worldwide Network Partners.
We define adjusted EBITDA as net (loss) income attributable to Star Parent, L.P. Partners excluding the following items: (i) interest expense and income; (ii) other expenses or income; (iii) income tax benefit or provision; (iv) equity in net income of affiliates; (v) net income attributable to non‑controlling interests; (vi) depreciation and amortization; (vii) deferred revenue purchase accounting adjustment; (ix) other incremental or reduced expenses from the application of purchase accounting (e.g. commission asset amortization); (x) equity‑based compensation; (xi) restructuring charges; (xii) merger and acquisition related operating costs; (xiii) operating costs related to the divested and shut‑down businesses; (xiv) transition costs primarily consisting of non‑recurring incentive expenses associated with our synergy program; (xv) legal reserve and costs associated with significant legal and regulatory matters; and (xvi) asset impairment. Our customer solution sets are Finance & Risk and Sales & Marketing. Inter‑segment sales are immaterial, and no single customer accounted for 10% or more of our total revenue.

Period from February 8 to December 31, 2019
Revenue:
North America	$1,316.4
International	236.3
Corporate and Other (1)	(138.8)
Consolidated Total	$1,413.9

(1)
Revenue for Corporate and Other represents deferred revenue purchase accounting adjustments recorded in accordance with GAAP related to the Take-Private Transaction and the acquisition of Lattice for the period from February 8, 2019 to December 31, 2019.

Period from February 8 to December 31, 2019
Adjusted EBITDA
North America	$634.6
International	78.2
Corporate and other	(71.8)
Consolidated total	$641.0
Depreciation and amortization	(482.4)
Interest expense - net	(301.1)
Benefit for income tax - net	110.0
Other expense - net	(154.8)
Equity in net income of affiliates	4.2
Net income attributable to non-controlling interest	(6.5)
Dividends allocated to preferred stockholders	(114.0)
Deferred revenue purchase accounting adjustment	(138.9)
Other incremental or reduced expenses from the application of purchase accounting	20.7
Equity-based compensation	(11.7)
Restructuring charges	(51.8)
Merger and acquisition-related operating costs	(20.1)
Transition costs	(37.7)
Legal reserve associated with significant legal and regulatory matters	0.2
Asset impairment	(3.4)
Net loss attributable to Star Parent, L.P. Partners	$(546.3)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Period from February 8 to December 31, 2019
Depreciation and amortization:
North America	$34.8
International	5.9
Total segments	40.7
Corporate and other (1)	441.7
Consolidated total	$482.4
Capital expenditures:
North America	$9.6
International	1.9
Total segments	11.5
Corporate and Other	1.0
Consolidated total	$12.5
Additions to computer software and other intangibles:
North America	$48.0
International	6.4
Total segments	54.4
Corporate and Other	2.0
Consolidated total	$56.4

(1) Depreciation and amortization for Corporate and Other includes incremental amortization resulting from the Take-Private Transaction and recent acquisitions.

Supplemental Geographic and Customer Solution Set Information:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

December 31, 2019
Assets:
North America (US and Canada)	$8,480.1
International	632.7
Consolidated total	$9,112.8

Goodwill:
North America (US and Canada)	$2,734.6
International	105.5
Consolidated total	$2,840.1
Other intangibles:
North America (US and Canada)	$4,953.0
International	298.4
Consolidated total	$5,251.4
Other long-lived assets:
North America (US and Canada)	$500.9
International	89.9
Consolidated total	$590.8
Total long-lived assets	$8,682.3

Customer Solution Set Revenue	Period from February 8 to December 31, 2019

North America:
Finance & Risk	$728.1
Sales & Marketing	588.3
Total North America	$1,316.4
International:
Finance & Risk	$191.3
Sales & Marketing	45.0
Total International	$236.3
Corporate and Other:
Finance & Risk	$(82.8)
Sales & Marketing	(56.0)
Total Corporate and Other	$(138.8)
Total Revenue:
Finance & Risk	$836.6
Sales & Marketing	577.3
Total Revenue	$1,413.9
Note 16 -- Related Parties
The following sets forth certain transactions and agreements in which the Company and our affiliates, executive officers and certain directors are involved.
As a result of the completion of the Take‑Private Transaction on February 8, 2019, the Company is directly owned by Parent, which is collectively controlled by entities affiliated with members of the Investor Consortium.
Upon the close of the transaction, Anthony Jabbour was appointed as Chief Executive Officer of the Company while continuing his role as Black Knight’s Chief Executive Officer. Stephen Daffron, co-founder of Motive Partners, became our President and Chief Operating Officer. Additionally, William P. Foley II serves as Executive Chairman of the Company's board

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

of directors, while continuing his role as Chairman of the board of directors of Cannae and Black Knight’s Executive Chairman. Further, Richard N. Massey, a member of the Company's board of directors, serves as Chief Executive Officer and as a director of Cannae. Certain other key employees have dual responsibilities among the Investor Consortium.
On February 8, 2019, the Company entered into a services agreement with MVB Management, LLC ("MVB"), an entity affiliated with William P. Foley II and Chinh E. Chu, and THL Managers VIII, LLC ("THL Managers"), pursuant to which MVB and THL Managers provided services in connection with the Take-Private Transaction. The Company paid a total fee of $29.1 million to MVB under the agreement upon the close of the Take-Private Transaction, for which we recognized an expense prior to February 8, 2019. Under the services agreement, the Company must reimburse the reasonable and documented out-of-pocket expenses incurred by MVB and THL Managers in performing the ongoing services. The Company has made no payments pursuant to the reimbursement provision during the period from January 1, 2019 to December 31, 2019.
Pursuant to the equity commitment fee letter entered into on February 8, 2019 with THL Managers and Cannae, each committed to provide certain funding to Parent in connection with the Take-Private Transaction for which THL Managers and Cannae received a fee of $7.5 million and $12.0 million, respectively. These fees reduced the proceeds from capital contribution to the Company.
Pursuant to the Parent L.P. Agreement, an entity jointly controlled by affiliates of CC Capital and Bilcar (the "Originating Sponsors") was granted 6,817.7428 Class B profits interest units of Parent, which were valued at $17.3 million and for which an expense was recognized prior to February 8, 2019. Pursuant to the Parent L.P. Agreement, the Originating Sponsors also received 15,867.8087 Class C profits interest units of Parent upon the close of the Take‑Private Transaction. The units were valued at approximately $37.9 million, for which an expense was recognized prior to February 8, 2019. See further discussion in Note 6.
Upon the close of the Take‑Private Transaction, Motive Partners received $0.6 million related to due diligence consulting services pursuant to a services agreement between Parent and Motive Partners. We recognized the related expense prior to February 8, 2019.
During the period from February 8, 2019 to December 31, 2019, Motive Partners was retained to provide certain technology consulting services. Total cost incurred during the period from February 8, 2019 to December 31, 2019 for such services was approximately $1.0 million. During the period from February 8, 2019 to December 31, 2019, the Company entered into a five‑year lease agreement with Motive Partners related to the office space for the Company's London sales office starting August 1, 2019. Total payments over the five‑year lease term aggregate to approximately $1.0 million. In December 2019, the Company entered into a one-year lease agreement with Motive Partners for operations in New York starting January 1, 2020. Total payments over the one-year lease term aggregate to approximately $0.2 million.
In the normal course of business, we reimburse affiliates for certain travel costs incurred by Dun & Bradstreet executives and board members. The amounts included in Selling & Administrative Expenses for the period from February 8, 2019 to December 31, 2019 were $0.6 million.
Note 17 -- Contractual Obligations
Detailed below are our most significant contractual obligations.
Acxiom Corporation and Ensono, L.P.
We currently outsource certain of our product and technology capabilities in North America and our fulfillment processes in Europe to Acxiom in order to increase the speed, data processing and matching capabilities for our global sales and marketing customers. Effective January 1, 2020, the agreement was modified and extended through December 31, 2020. Together with other fulfillment contracts the aggregate minimum obligation is approximately $10 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Effective July 1, 2019, the Company amended and extended its previous service agreement with Ensono L.P. (“Ensono”) through June 30, 2024. Pursuant to the agreement, Ensono will provide information technology and data processing services, including additional services and services previously provided. The agreement is non-cancellable before July 1, 2022. We can terminate the agreement starting July 1, 2022 with a fee as defined in the agreement. At December 31, 2019, total payments to Ensono over the remaining term of the above contract, excluding the lease components accounted for in accordance with Topic 842, will aggregate to approximately $167 million.
We incurred costs of approximately $56 million for the period from February 8 to December 31, 2019. At December 31, 2019, total payments to Acxiom and Ensono, L.P. over the remaining terms of all contracts will aggregate to approximately $177 million.
Cognizant Technology Solutions
Effective February 2018, we entered into a new three-year agreement with Cognizant Technology Solutions (“CTS”) to consolidate the majority of the existing service agreements in which CTS provides technology support to develop applications for our products and solutions. We can terminate the agreement at any time with six months' prior written notice and a $4.5 million termination fee. Concurrently, a separate three-year agreement dated June 1, 2015, in which CTS provides global maintenance and support for our daily applications and systems, was extended to May 31, 2020.
We incurred costs of approximately $35 million under all of these agreements for the period from February 8, 2019 to December 31, 2019. At December 31, 2019, total payments over the remaining terms of the above agreements will aggregate to approximately $26 million.
Worldwide Network Partnership Agreements
We entered into commercial service agreements with our third-party Worldwide Network Partners with various terms ranging from 5 to 15 years.  Under these agreements we commit to purchase data and services from our partners in order to serve our global customers.

We incurred costs of approximately $23 million under all of these agreements for the period from February 8, 2019 to December 31, 2019. At December 31, 2019, total payments to our Worldwide Network partners over the remaining terms of all agreements aggregate to approximately $210 million.
The following table quantifies future contractual obligations as discussed above, as well as other contractual obligations, as of December 31, 2019:

Contractual Obligations	2020	2021	2022	2023	2024	Thereafter	Total
Commitments to Outsourcers and Other Purchase Obligations	$183.8	$116.8	$89.2	$30.1	$23.3	$90.9	$534.1
The table above excludes pension obligations for which funding requirements are uncertain, excludes long-term contingent liabilities and excludes unrecognized tax benefits. Our obligations with respect to pension and postretirement medical benefit plans are described in Note 9 to our consolidated financial statements. Our contingent liabilities with respect to legal matters are discussed in Note 7 to our consolidated financial statements. Our obligations with respect to senior notes, term loan and credit facilities are discussed in Note 5 to our consolidated financial statements. Our obligations with respect to unrecognized tax benefits are discussed in Note 8 to our consolidated financial statements. Our obligations with respect to leases are discussed in Note 18.

Note 18 -- Leases

The right of use assets and lease liabilities included in our balance sheet are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

December 31, 2019
Right of use assets included in other non-current assets	$87.9
Short-Term operating lease liabilities included in other accrued and current liabilities	22.4
Long-Term operating lease liabilities included in other non-current liabilities	71.2
Total operating lease liabilities	$93.6
The operating lease cost, supplemental cash flow and other information, and maturity analysis for leases is as follows:

Period from February 8 to December 31, 2019
Operating lease costs	$24.6
Variable lease costs	3.9
Short-Term lease costs	0.2
Sublease income	(0.7)
Total lease costs	$28.0
Cash paid for operating leases is included in operating cash flows and was $23.7 million for the period from February 8, 2019 to December 31, 2019.
The maturity analysis for operating lease liabilities is as follows:

December 31, 2019
2020	$27.2
2021	25.0
2022	20.9
2023	11.7
2024	7.1
Thereafter	16.2
Undiscounted cash flows	108.1
Less imputed interest	14.5
Total operating lease liabilities	$93.6

Other supplemental information on remaining lease term and discount rate is as follows:

December 31, 2019
Weighted average remaining lease term (in years)	5.0
Weighted average discount rate	5.9%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

Note 19-Preferred Stock
In connection with the Privatization Transaction on February 8, 2019, Dun & Bradstreet Holdings, Inc. (formerly Star Intermediate I, Inc.) issued 1,050,000 shares of Cumulative Series A Preferred Stock (“Series A Preferred Stock”) for $1,028.4 million, net of issuance discount of $21.6 million. Together with other financing sources, the net proceeds were used to consummate the Take‑Private Transaction.
The Certificate of Designations of the Cumulative Series A Preferred Stock (the “Certificate of Designations”) sets forth the terms, rights, powers, and preferences, and the qualifications, limitations and restrictions of the Preferred Stock.
Liquidation Preference: Each outstanding share of Series A Preferred Stock has a liquidation preference equal to the sum of (a) the Stated Value ($1,000.00 per share) plus (b) all accrued, accumulated and unpaid dividends.
Ranking: The Series A Preferred Stock (inclusive of unpaid dividends) has a ranking senior and in priority of payment to all other capital stock in any liquidation or winding up of the Company, and so long as any share of Series A Preferred Stock is outstanding, no dividends or distributions on, or purchases or redemptions of other Capital Stock shall be made, paid or declared with certain exception as defined in the Certificate of Designations.
Dividends: The Series A Preferred Stock is entitled to cumulative dividend at (a) 12% per annum from February 7, 2019 to February 7, 2027; (b) 13% per annum from February 8, 2027 to February 8, 2028; and (c) 14% per annum from and after February 8, 2028. Unpaid dividends are accumulated and compounded quarterly regardless of whether they are declared.
Redemption: The Series A Preferred Stock is redeemable upon the occurrence of a material event as defined in the Certificate of Designations (e.g., a change in control event, a qualified IPO or an insolvency event, etc.) at applicable price depending on when the redemption event occurs as described below:

(a)
If the redemption takes place on or before November 8, 2021, the redemption price is equal to the sum of (i) Liquidation Value on the redemption date plus (ii) the Make‑Whole amount which includes a 4% premium of the Stated Value and remaining dividends that would have accrued from the redemption date through November 8, 2021;

(b)
If the redemption takes place during the period after November 8, 2021 and prior to November 8, 2022, the redemption price is equal to the sum of (i) the Stated Value (plus the aggregate compounded dividends) multiplied by 104% plus (ii) accumulated and unpaid dividends up to the redemption date;

(c)
If the redemption takes place during the period after November 8, 2022 and prior to November 8, 2023, the redemption price is equal to the sum of (i) the Stated Value (plus the aggregate compounded dividends) multiplied by 102% plus (ii) accumulated and unpaid dividends up to the redemption date;

(d)
If the redemption takes place during the period after November 8, 2023, the redemption price is equal to the sum of (i) the Stated Value plus the aggregate compounded dividends plus (ii) accumulated and unpaid dividends up to the redemption date.

In addition, according to the provision under the Preferred Investors Rights Agreement, holders of Series A Preferred Stock have the right to compel a qualified initial public offering or a sale of Dun & Bradstreet Holdings, Inc. after February 8, 2029.
At December 31, 2019 the Company classified the Series A Preferred Stock as mezzanine equity because the instrument contains a redemption feature which is contingent upon certain events, the occurrence of which is not solely within the control of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -Continued
(Tabular dollar amounts in millions)

We have bifurcated embedded derivatives related to the make Make-Whole provision discussed above. Beginning in November 2019, the Company determined that there was a more than remote likelihood that the Preferred Stock would become redeemable before November 8, 2021. As a result, we determined the fair value of the Make Whole provision to be $172.4 million at December 31, 2019, which was included in the Statement of Operations for the period from February 8, 2019 to December 31, 2019 and reflected as “Make-whole derivative liability” within the Consolidated Balance Sheet as of December 31, 2019. The fair value was estimated using with and without method and based on management’s estimate of probability of the triggering event associated with the make-whole payment liability. We also recorded accretion of $2.2 million to the mezzanine equity using the interest method. The accretion was presented within Statement of Partners’ Capital.
On May 31, 2019, July 30, 2019 and December 16, 2019, the board of directors of Dun & Bradstreet Holdings, Inc. (formerly Star Intermediate I, Inc.) declared a cash dividend to all holders of shares of Series A Preferred Stock of record at the close of business on May 31, 2019, September 16, 2019 and December 16, 2019, respectively. The May 31, 2019 dividend amount was $30.51 per share in an aggregate amount of $32.0 million, which was paid in June and July 2019. The September 16, 2019 and December 16, 2019 dividend amount was $30.51 per share, in an aggregate amount of $32.1 million and $32.0 million, respectively, which was paid in September 2019 and December 2019, respectively.
Note 20 -- Subsequent Events
The Company has evaluated subsequent events that occurred after December 31, 2019 up to March 17, 2020, the date on which the consolidated financial statements were available to be issued.
On January 30, 2020 we announced that our holding company had confidentially submitted a draft registration statement on Form S-1 with the U.S. Securities and Exchange Commission (SEC) relating to a possible Initial Public Offering (IPO) of its common stock.
On March 11, 2020, we acquired coAction.com for a purchase price of $9.6 million. coAction.com is a leader in revenue cycle management in the Order-to-Cash process, serving mid to large size companies across multiple industries.  The results of coAction.com, which will not be material, will be included in our North America segment from the date of the acquisition.
On January 7, 2020, we acquired a 100% equity interest in Orb Intelligence for a purchase price of $11.0 million, net of cash acquired. Orb Intelligence offers a high quality, global database of information, with a focus on building a digital view of businesses' presence. We will account for the acquisition in accordance with ASC 805, "Business Combinations" in the first quarter of 2020.
Starting January 2020, the novel coronavirus outbreak originating from China has spread out to the rest of the world.  The World Health Organization declared the outbreak a public health emergency. The U.S. and other governments abroad have implemented enhanced screening, quarantine requirements and travel restrictions in connection with the COVID-19 outbreak. In addition to governmental measures, companies, including Dun & Bradstreet, are imposing, or may impose, temporary precautionary measures intended to help minimize the risk of the virus to employees, customers and communities, including requiring that employees work remotely and restricting non-essential travel. Given the breadth of our data, the large number of countries the data is sourced from and system requirements necessary to process and analyze such data, many of our employees and employees of our partners may be limited or unable to effectively work remotely. Further, our employees travel frequently to maintain relationships with and sell our solutions to our clients. Any mandates that employees work remotely, prolonged travel restrictions or general economic uncertainty could negatively impact our ability to deliver or market our solutions as well as client demand for our solutions. The extent of the impact of COVID‑19 on our operational and financial performance will depend on future developments, including the duration and spread of the outbreak and related travel advisories and quarantine or social distancing restrictions and impacts to the global markets, all of which are highly uncertain and cannot be predicted. Preventing the effects from and responding to this market disruption or any other public health threat, related or otherwise, could further impact demand for our solutions and could have a material adverse effect on our business, financial condition and results of operations.